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Follow-Up Materials

MICROFICHE CONTROL LABEL

02030575

REGISTRANT'S NAME Noranda Inc.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 15 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 158

FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 4/2/02

noranda


2001

NORANDA ANNUAL REPORT

A Diversified Company


8DOC
HS836

Noranda is a leading international mining and metals company with total assets of $12 billion at year-end 2001. It is one of the world's largest producers of zinc and nickel and a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. The Company is also a major recycler of secondary copper, nickel and precious metals.

It sells commodity, value-added and manufactured products to its customers throughout the world and employs 16,000 people at its operations and offices worldwide.

Noranda has approximately 239 million shares outstanding and is listed on The Toronto Stock Exchange and the New York Stock Exchange (NRD).

Contents

Notes: All funds are in Canadian dollars and units of measurement are metric unless otherwise noted.

Some statements contained in this report are made to describe the Company's intentions, expectations or predictions. The Company cautions that these statements involve risk and uncertainty and that actual results could differ materially from those expressed or implied in such statements.

FINANCIAL INFORMATION IN CANADIAN AND U.S. CURRENCY

($ millions, except per share amounts) December 31	2001 Cdn $	2000 Cdn $	2001* US $	2000* US $
Results of Operations				
Sales	6,152	6,957	3,969	4,669
Operating expenses	5,387	5,521	3,475	3,705
Depreciation, amortization and reclamation	619	522	399	350
Other expenses, net	142	164	92	110
Interest, net	140	118	90	79
Taxes and provisions	(62)	126	(40)	85
Minority interest	18	213	12	143
	6,244	6,664	4,028	4,472
Earnings (loss)	(92)	293	(59)	197
Financial Position				
Total consolidated assets (at year-end)	12,032	11,778	7,567	7,852
Total corporate borrowings (at year-end)	4,920	3,955	3,094	2,637
Shareholders' equity (at year-end)	3,797	4,094	2,388	2,729
Other Financial Information – Per Common Share				
Earnings (loss) per share – Basic	(0.47)	1.14	(0.30)	0.77
Dividends paid	0.80	0.80	0.52	0.54
Book value (at year-end)	14.19	15.47	8.92	10.31
Common share price (at year-end)	15.00	14.95	9.43	9.97

**US $/CDN $ Exchange Rate*

	2001	*2000*
Average rate	*1.55*	*1.49*
At year-end	*1.59*	*1.50*

Geographic Diversification of Sales



12%
45%
20%
23%
United States
Europe
Canada
Other

Most of Noranda's sales are to customers located in North America, the world's largest regional economy.

Average Metal Prices 2001 vs 2000



-7%
-13%
-22%
-31%
Aluminum
Copper
Nickel
Zinc

The economic slowdown had a negative impact on the prices of all of Noranda's main metals.

Capital Investment Program



($ millions)
$1,339
$1,340
$675
2000
2001
2002A

A=Anticipated

A major portion of the capital investment program of the last four years was completed during 2001.

Dear shareholders,

Adapting
to a changing environment

David W. Kerr
Chairman and Chief Executive Officer

Derek Pannell (right)
President and Chief Operating Officer



2001 in Review

2001 posed many challenges for Noranda, our industry and indeed the global economy. While the economic slowdown was expected, we did not fully anticipate the severity of the downturn. Markets for most of our metals and products reached multi-year lows and some of our customers experienced severe financial difficulty. In addition, the Sudbury nickel operations were on strike for the first two months of the year.

For 2001, Noranda incurred a loss of $92 million or $0.47 per share as compared with earnings of $293 million or $1.14 per share for 2000. On the year-over-year comparison, the lower prices accounted for $332 million of lower earnings. The table on the following page illustrates the extent of the decline in metal prices year-over-year.

Operationally, we intensified our efforts to reduce costs through Six Sigma and by reducing our worldwide active workforce by almost 6%. In addition, we bought, sold and shut down assets to enhance our ability to increase our return on shareholders' equity.

Financially, the easing of interest rates during the year had a positive effect on our cost of borrowing as approximately 70% of our debt bears interest at floating rates. At year-end, net debt represented 43.9% of total capitalization primarily as a result of our significant capital investment program over the past four years. While this is above where we would like it to be, we expect the cash generated from our

Noranda purchased three significant assets in 2001, the Lomas Bayas copper mine, the El Pachón copper property and the Montcalm nickel and copper property.

US$/lb.	Average LME* price for 2000	Average LME* price for 2001	Percentage decline
Zinc	0.51	0.40	–22%
Copper	0.82	0.71	–13%
Nickel	3.92	2.70	–31%
Aluminum	0.70	0.65	–7%

** LME – London Metal Exchange.*

expanded production base will bring the level back within our target range.

Industry Dynamics

As we have noted in previous reports, the mining and metals industry is a cyclical one and a pullback in demand for our metals usually starts with the anticipation by consumers of an economic slowdown. The lower demand in 2001 resulted in not only a deterioration of prices but also a build-up in industry-wide metal inventories available for sale.

Consequently, we temporarily shut the Falcondo ferronickel operation in the Dominican Republic and announced the closure of the Gaspé copper smelter in Quebec, which will begin at the end of April 2002.

Similar capacity cutbacks were announced by other producers in an attempt to bring the supply and demand balances back to normal levels.

The trend of industry rationalization continued during 2001, with new mergers and acquisitions of assets. The challenging economic environment has also made some attractive mining assets available to the market and Noranda purchased three significant assets. The first was the Lomas Bayas copper mine in Chile for an amount of $101 million. The second was the El Pachón copper property in Argentina for $48 million. The third was the Montcalm nickel and copper property in Ontario for $14 million. Noranda continues to look for acquisition opportunities where it can earn more than our cost of capital.

Flexibility in a Changing Environment

During the year, we restructured some elements of the organization, including our corporate activities, to respond to the changing environment.

Our exploration program will now focus on the most advanced projects and those with the size and grade potential to help us achieve our objectives.

Our technology effort will be focused on supporting our operations with more attention on immediate value creating opportunities.

In our aluminum wheel manufacturing business, we are phasing out our production for the original equipment segment, where there is excess capacity and focusing on serving the custom wheel after-market, where we have significant brand recognition. These initiatives, along

Achievements 2001

Early start-up at Antamina
Brought Antamina, the world's seventh-largest copper and third-largest zinc mine, into production ahead of schedule and under budget.

Started up new foil plant
Started operations at the most technologically-advanced aluminum foil plant in North America on time and within budget.

Increased production
Recorded higher refined metal production: copper 9%; nickel 14%; zinc 2%.

Added to reserves
Increased the copper and nickel reserves through the acquisitions of the Lomas Bayas, El Pachón and Montcalm properties as well as the advancement of the El Morro and West Wall exploration projects.

Expanded recycling business
Expanded the electronic hardware recycling business with Hewlett-Packard with the opening of a second jointly-managed facility.

Sold non-core investment
Recorded a gain of $62 million from the sale of the investment in Newmont Mining Corporation.

Increased ownership
Increased ownership of Falconbridge from 54.9% to 55.5% and Novicourt from 58.8% to 62.1%.

Restructured organization
Restructured some elements of the organization and implemented measures aimed at reducing costs by $60 million annually.

Strengthened performance culture
Achieved productivity breakthroughs with the use of Six Sigma and added $50 million of sustainable improvements to annual earnings.

with other administrative realignments, will reduce Noranda's operating cost by approximately $60 million annually.

Execution of a Long-term Strategy

In spite of the challenges that 2001 presented, the Company achieved several milestones in the execution of its long-term strategy. Most notably, two of the major capital investment projects in the asset renewal effort of the last four years achieved commercial production.

Antamina

The Antamina copper and zinc mine, in which Noranda is a 33.75% partner, started commercial operation four months ahead of schedule. Moreover, it was completed under the original budget of US$2.3 billion. This is an accomplishment that makes us particularly proud as Antamina overcame many physical and cultural challenges and demonstrated to skeptics how a very large mine, in a remote location, can be developed economically in a socially and environmentally-responsible manner.

In its first full year of operation, Antamina will boost Noranda's copper concentrate production by approximately 66% and zinc concentrate production by 29%.

Foil Plant

Equally as exciting is the start of commercial production at the new aluminum foil plant in Huntingdon, Tennessee. This facility resides next door to one of our three existing foil plants and is able to benefit from existing resources and infrastructure. Other advantages of this new plant are its ability to process value-added heavy-gauge aluminum foil in a continuous sheet and the incorporation of automated storage and retrieval systems.

Production is geared primarily for the air-conditioning and automotive parts markets which have demonstrated annual growth of over 30% over the last five years.

When all areas of the plant are fully ramped up, our production capacity of aluminum foil will have been increased by 80% and our unit costs lowered by 12%, reinforcing our position as a leading, low-cost producer of foil and light-gauge sheet in North America.

Magnesium Plant

The commissioning of the magnesium plant in Danville, Quebec has proceeded more slowly than originally planned. Several technical setbacks have been encountered which have delayed commercial start-up, as well as increased the capital requirements. While most of the problems have been identified and resolved in a timely manner, others are more complex and are taking more time.

Obviously we are disappointed with the delay in achieving our earlier targets for this plant. However, we know that the team we have in place is capable of building on the progress that they have achieved. At the time of this writing, we are pleased to report that we are operating 16 out of 24 cells at 65% of the design power rate.

The marketing of magnesium has also encountered unforeseen challenges. In the past year, the magnesium sector was characterized by increased exports from China and low transaction prices. And while these are not ideal conditions for starting a new plant, our view of the long-term potential for magnesium has not changed since we decided to proceed with this project. The inherent characteristics of the metal make it well-suited to accommodate society's changing needs for lighter and more fuel-efficient motor vehicles and accessories. Noranda is committed to the development of the industry through its work with manufacturers to develop new applications and magnesium alloys.

Improved performance

The CCR copper refinery lowered its operating costs and improved its safety record on account of the full implementation of its modernization project, which includes the use of permanent stainless steel cathode technology and automated handling systems.

Achieved record production

Record quarterly production levels were achieved by the Collahuasi copper mine, the Lomas Bayas copper facility, the Sudbury nickel smelter and the Nikkelverk nickel refinery.

A record annual production record was set at the Horne copper smelter.

The Brunswick zinc mine increased its average mill throughput rate to 9,850 tonnes of ore processed per day, a 3.7% increase over the 2000 average.

The Bell Allard zinc mine attained its highest production level since the start of its operations in 2000.

The CEZinc zinc refinery set a new record for the fifth consecutive year with the production of 265,525 tonnes of refined zinc.

The success of the Six Sigma program at Noranda continues to surpass our expectations.

Reserve Base

In our business it is essential to regularly replenish our mineral reserve base. Our strategy is to maintain our financial flexibility and our reputation as a preferred partner to allow us to seize and create opportunities.

During the year, we made great strides towards our goal of achieving annual mine production of copper and zinc of 500,000 tonnes, each backed by a minimum of 15 years of mineral reserves. Noranda's exploration group identified the promising El Morro and West Wall copper properties in Chile, and we purchased the El Pachón copper deposit, the Lomas Bayas copper operation and the Montcalm nickel and copper deposit.

Performance Culture

Integral to our quest to develop a performance culture of improved, fact-based decision making, accountability and organizational learning is Six Sigma.

The success of this program at Noranda continues to surpass our expectations as its methodology and philosophy permeate the organization. Employees are increasingly speaking the language of process optimization and sharing a passion to achieve breakthrough improvements. By the end of the year, over 1,400 employees had received training in the program and 120 were working on projects full time. These projects are customer-driven and touch every aspect of our business. Over 225 projects have been completed since its inception, with annualized earnings improvement of over $80 million.

Using Design for Six Sigma, we are now improving the structure and quality of our capital investment process. This involves the review, by multi-disciplinary teams, of projects through a series of stage-gate reviews. The result to date has been that capital investment ideas are advanced or rejected in a more timely way.

Investments

Our ownership of Falconbridge increased to 56.6% by January 2002, compared to 54.9% at the end of 2000. The Falconbridge investment continues to represent good value for Noranda with its world-class assets and superior growth potential.

Management

Over the last two years, the structure of the senior management team has undergone significant changes. Eighteen senior executives have taken on new roles within our Company during this period, of which nine have been recruited from outside the organization. We are pleased to report that their influence has already been felt throughout the organization.

Global Mining Initiative (GMI)

The Global Mining Initiative was formed in 1998 by a group of CEOs from the industry's major corporations, including Noranda, in the belief that our industry needs to be more effectively engaged in issues about its future. Our industry is negatively perceived, and our freedom to operate is increasingly coming under threat.

There is no denying that the industry's past performance in areas such as land management and community relations was lacking. However, the industry as a whole has made substantial progress which has not been effectively communicated, especially in areas such as environmental

Q How does the business unit "Recycle and Complex Materials" differ from the previous "Copper and Recycle"?

A Previously, our Recycle business was driven by our copper business. In our new business model, the recycling of electronic equipment and complex materials is now a standalone business that represents a good business opportunity for Noranda and one in which we already have a solid head start. Over the years we have developed expertise, proprietary systems and a reputation as a trustworthy and dependable partner and operator.

Q Latin America seems to be playing an increasingly important role in Noranda's strategy. Could you explain your reasons?

A Yes, Latin America is becoming a bigger part of Noranda's strategy and asset base. In our business, we do have to operate where the mineral deposits are and recently those with our required size and potential have been located in Latin America. There are also several other advantages, such as similar business environment to North America and a highly-motivated and well-educated workforce. In fact, Noranda is in the process of establishing its copper business headquarters in Santiago, Chile. Currently 34% of Noranda's assets are located in Latin America.

We are committed to owning and operating high-quality, world-class assets.

Noranda has paid a dividend continuously for the past 72 years.

management, the use of less intrusive technologies and our contribution to social development.

The objective of the GMI is to encourage the production of an independently prepared report that details how mining can be done in a manner that is consistent with the goals of sustainable development. It is intended that the mining industry respond to this report at a conference to be held in Toronto in May 2002. The conference will encourage healthy dialogue on three broad measures of corporate effectiveness with respect to sustainable development – economic, environmental and social.

Outlook

The consensus for 2002 is for continued slow demand at least for the first half of the year. Some indicators suggest that the economy has seen the worst of this cycle and a gradual improvement in consumer confidence is under way. In this environment, we will continue to evaluate production cuts, capital investment deferrals and other initiatives to improve earnings and conserve cash.

To the extent that our balance sheet permits, we will continue executing our strategy of improving the existing operations and growing through exploration, incremental and greenfield expansions and by acquisitions. We are committed to owning and operating high-quality, world-class assets that will assist us in the pursuit of our goal of earning a 15% return on equity.

Dividend

During 2001, Noranda paid a common share dividend of $0.80 per share notwithstanding the poor economic conditions.

We recognize that our shareholders value the dividend payment. As such, every effort is made to maintain our dividend through good times and bad. Noranda has paid a dividend continuously for 72 years.

Our Environmental, Health and Safety Commitments

Environmental, health and safety issues are a top priority at Noranda. I invite you to refer to our Sustainable Development Report for a full account of our commitments and performance.

Acknowledgement

We would like to thank Director René Dufour, P.Eng., who is retiring this year from our Board after 12 years, for his valuable contribution.

Thank You

We would also like to thank our employees for their hard work and dedication throughout a difficult 2001.

On behalf of the Board of Directors,

David W. Kerr
Chairman and Chief Executive Officer

Derek Pannell
President and Chief Operating Officer
February 15, 2002

Copper

Nickel

Zinc

Noranda's main operations are grouped into six distinct businesses:

Recycle and Complex Materials

Magnesium

Aluminum

Our strategy – looking ahead

Enhance the productivity and cost competitiveness of operations through the use of technology and the utilization of the Six Sigma productivity improvement program.

Emphasize return on capital and ensure capital investments exceed threshold returns.

Exit or minimize future capital to those businesses which are unable to meet Noranda's return objectives.

Identify and acquire new mining opportunities through a continued commitment to exploration and through selected asset acquisitions.

Ensure efficient and disciplined project management execution to protect returns.

Maintain financial strength and flexibility to be in a position to capitalize on investment opportunities.

Build on commitment to improve health and safety performance and to minimize the impact of Noranda's operations on the environment.

Instill a performance culture through simplified business practices, faster and more efficient decision making and accountability for results.

Maintain efficient and low-cost corporate services.

better than

15%

return

The Company's business strategy is to achieve a better than 15% return on equity over the commodity price cycle.

Map of Operations



□ Aluminum

Noranda Aluminum
Franklin, Tennessee

Aluminum Reduction Smelter
New Madrid, Missouri

Norandal USA
Aluminum sheet and foil rolling mills
Brentwood, Tennessee
Huntingdon, Tennessee
Newport, Arkansas
Salisbury, North Carolina

Alumysa Project
Puerto Aysen, Region XI, Chile

○ Copper

Noranda Copper
Santiago, Region XIII, Chile

Altonorte Smelter
Custom copper smelter and sulphuric acid plant
La Negra, Region II, Chile

Compañia Minera Antamina
Open pit copper/zinc mine
Department of Ancash, Peru

Compañia Minera Doña Inés Collahuasi
Open pit copper mine, concentrator and SX-EW plant
Collahuasi, Region I, Chile

Kidd Creek Division
Copper/zinc mine, metallurgical complex and sulphuric acid plant
Timmins, Ontario

Lomas Bayas
Open pit copper mine and SX-EW plant
Region II, Chile

Novicourt
Louvicourt underground copper/zinc mine
Val d'Or, Quebec

El Morro Project
Copper exploration project
Region III, Chile

El Pachón Project
Copper exploration project
San Juan, Argentina

West Wall Project
Copper exploration project
Region V, Chile

◇ Zinc

Bell Allard Mine
Underground zinc mine
Matagami, Quebec

Brunswick Mine
Underground zinc/lead mine and mill
Bathurst, New Brunswick

Brunswick Smelter
Lead smelter and sulphuric acid plant
Belledune, New Brunswick

CEZinc Refinery
Zinc reduction plant and sulphuric acid plant
Valleyfield, Quebec

General Smelting
Lead alloy smelter
Lachine, Quebec

Lady Loretta Project
Zinc mine project
Queensland, Australia

Perseverance Project
Zinc mine project
Matagami, Quebec

☆ Nickel

Falconbridge Nouvelle Caledonie
Nickel laterite project
Koné, New Caledonia

Falcondo
Nickel laterite mine and smelter
Bonao, Dominican Republic

Nikkelverk Refinery
Nickel/copper/cobalt refinery
Kristiansand, Norway

Société Miniere Raglan du Québec
Nickel/copper mines and mill
Nunavik Territory, Quebec

Sudbury Division
Nickel/copper mines and smelter
Sudbury, Ontario



△ Magnesium

Noranda Magnesium
Franklin, Tennessee

Magnola Metallurgy
Danville, Quebec

○ Recycle and Complex Materials

CCR Refinery
Copper and precious metal refinery
Montreal-East, Quebec

Gaspé Smelter
Custom copper smelter and sulphuric acid plant
Murdochville, Quebec

Horne Smelter
Custom copper smelter and sulphuric acid plant
Rouyn-Noranda, Quebec

Micro Metallics
Precious metal scrap sampling and end-of-life electronics recycling
LaVergne, Tennessee
Roseville, California
San Jose, California

Noranda Sampling
Precious metal scrap sampling plant
East Providence, Rhode Island

▤ Sales and Marketing Offices

Brussels, Belgium
Christ Church, Barbados
Cleveland, Ohio
Clinton, New York
Pittsburgh, Pennsylvania
Santiago, Chile
Tokyo, Japan
Toronto, Ontario
Zug, Switzerland

○ Exploration

Exploration Offices
Abidjan, Ivory Coast
Belo Horizonte, Brazil
Bonao, Dominican Republic
Brisbane, Australia
Hermosillo, Mexico
Laval, Quebec
Matagami, Quebec
Moscow, Russia
Navan, Ireland
Pretoria, South Africa
San Juan, Argentina
Santiago, Chile
Sudbury, Ontario
Thunder Bay, Ontario
Timmins, Ontario
Winnipeg, Manitoba

◇ Technology Centres

Noranda Technology Centre
Pointe-Claire, Quebec

Falconbridge Technology Centres
Bonao, Dominican Republic
Sudbury, Ontario
Kristiansand, Norway
Timmins, Ontario

△ Corporate Offices

Falconbridge
Toronto, Ontario

Noranda
Toronto, Ontario

NorFalco LLC
Sulphuric acid marketing and distribution
Independence, Ohio
Mississauga, Ontario

□ Other Investments

American Racing Equipment
Aluminum automotive wheels
Gardena, California
Querétaro, Mexico
Rancho Dominguez, California





Copper

Noranda has large, high-quality copper assets such as the Antamina and Collahuasi mines and has significant organic growth potential with the El Morro, West Wall and El Pachón exploration projects.

During 2001, Noranda had a total beneficial interest of over 204,000 tonnes of annual copper in copper concentrate production and 436,000 tonnes of annual refined copper metal production through its operation and interest in seven mines and four processing facilities. Copper concentrate production is expected to increase by approximately 56% in 2002 when the Antamina mine completes its first full year in operation.

Strategy and Priorities

1. Establish a centre in Chile that will manage the Company's copper interests worldwide.
2. Advance the El Pachón, El Morro and West Wall exploration projects in Argentina and Chile.
3. Keep the expansion of the Altonorte copper smelter on budget and on schedule for completion in mid-2003.
4. Accelerate the development of the Kidd Creek Deep Mine so that total mine production can return to the optimum annual level of 2.4 million tonnes.
5. Expand annual production at the Lomas Bayas operation from 56,300 tonnes to 58,000 tonnes in 2002 and 60,000 tonnes in 2003.

End Uses

Copper is a good conductor of electricity and heat and is corrosion resistant.

Copper End Uses


10%
40%
11%
14%
25%
Construction
Electrical and electronic products
Industrial machinery and equipment
Transportation
Consumer products

Noranda produces refined copper metal for use in the production of wire, cable, alloy strip and rod in the transportation, construction and packaging markets.

Statistics – 2001	Collahuasi Operations	Bell Allard Mine	Kidd Creek/INO Operations	Antamina Mine	Lomas Bayas Operations	Louvicourt Mine	Brunswick Mine	CCR Refinery	Total
(000 tonnes)									
Concentrate production – 100%*	193	9	72	27		22	9		332
Beneficial interest	105	9	40	27		14	9		204
Refined production – 100%*	26		154		25			323	528
Beneficial interest	14		85		14			323	436
Metal in reserves (in situ)									
Beneficial interest	4,221	26	513	2,299	782	35	96		7,972

** 100% basis, except for Collahuasi (44%), Louvicourt (45%) and Antamina (33.75%).*



Zinc

The Noranda zinc business is well positioned as one of the world's largest zinc producers.

In 2001, Noranda had a total beneficial interest of 469,000 tonnes of annual contained zinc in zinc concentrate production and 343,000 tonnes of annual refined zinc metal production through its operation and interest in six mines and two refineries. With the start-up of operations at the Antamina mine, contained zinc in zinc concentrate production is estimated to increase by almost 20% in 2002.

Strategy and Priorities

1. Increase the throughput at the CEZinc refinery by 3% in 2003, using innovative solutions that require low capital investment.
2. Maximize the cash flow from the remaining mineral reserves.
3. Acquire or develop mineral reserves to replace the Brunswick and Bell Allard mines.

End Uses

Zinc is primarily used in the galvanizing of steel for the automobile and construction industries. Galvanizing protects steel from corrosion thus extending the life of components. Noranda is a full-service supplier of zinc providing technical support to customers on better and more efficient methods of using this metal.

Zinc End Uses


9%
10%
48%
10%
23%
Construction
Equipment
Transport
Infrastructure
Consumer durables

Statistics – 2001	Brunswick Mine	Bell Allard Mine	Kidd Creek Mine	Antamina Mine	Other	CEZinc Refinery	Kidd Creek Refinery	Total
(000 tonnes)								
Concentrate production – 100%*	304	89	81	19	16			509
Beneficial interest	304	89	44	19	13			469
Refined production – 100%						266	140	406
Beneficial interest						266	77	343
Metal in reserves (in situ)								
Beneficial interest	2,253	295	875	1,920	22			5,365

** 100% basis, except Antamina (33.75%).*



Aluminum

Noranda has good-quality aluminum assets with good cash flows and very significant organic growth potential with the Alumysa project in Chile.

Primary

The Company's primary aluminum facility produces approximately 220,000 tonnes of aluminum metal currently and is expected to reach its expanded capacity of 255,000 tonnes at the end of the second quarter of 2002. Over 80% of the production is sold in value-added form such as extrusion billet, foundry ingot and rod for the construction and transportation industries. Located in New Madrid, Missouri, the plant is within one day's drive of the majority of its customers.

Fabricated

The Company's aluminum foil operations rank as the second-largest producer of foil and light-gauge sheet in North America with current annual production of approximately 112,000 tonnes. By 2005, production capacity will increase to 225,000 tonnes. Most of Noranda's production is sold to manufacturers of air conditioners and automotive parts.

Strategy and Priorities

1. Ramp up the single-piece anode project and the new foil plant to their operating capabilities.
2. Increase the value-added component of the product mix.
3. Secure partner(s) for the development of the Alumysa aluminum reduction plant and hydro project in Chile.
4. Re-negotiate improved longer-term power rates for the New Madrid primary smelter.

Aluminum End Uses


13%
32%
6%
7%
7%
14%
21%
Ground transportation
Containers and packaging
Building and construction
Consumer durables
Electrical
Machinery equipment
Other

End Uses

Aluminum is ductile, malleable, an efficient conductor of heat and electricity, resists corrosion and has a high strength-to-weight ratio. Noranda's value-added primary products are used in automotive components, building products and electrical wire and cable.

Statistics – 2001	Primary Plant	Aluminum Foil
(000 tonnes)		
Shipments	223	112



Nickel

Falconbridge's Integrated Nickel Operations and the Falcondo ferronickel facility together rank as the third-largest producer of primary nickel products in the world.

Noranda recorded a beneficial interest of 47,700 tonnes of refined nickel for 2001, 14% higher than the previous year. Also during 2001, significant progress was made towards the development of the 60,000 tonne-per-year ferronickel Koniambo project in New Caledonia in which Falconbridge has the right to earn a 49% interest.

Strategy and Priorities

1. Fill the INO processing pipeline with the most profitable feed and push production to close to capacity levels.
2. Return Falcondo to full production and a positive cash position.
3. Focus exploration activities in Sudbury on improving the INO reserve base and pursuing precious group metal opportunities.
4. Complete the pre-feasibility study for Koniambo and begin the bankable feasibility study.

End Uses

Nickel is a hard, malleable, ductile metal, capable of taking a high polish. Nickel is used chiefly in the form of alloys. It imparts great strength and corrosion resistance to steel. Nickel is used as a protective and ornamental coating for metals, particularly iron and steel, that are susceptible to corrosion.

Nickel End Uses


3%
5%
9%
64%
1%
6%
12%

- Stainless steel
- High NI alloys
- Low alloy steel
- Cu-based alloys
- Plating
- Foundry
- Other

Statistics – 2001	Raglan	Sudbury	Falcondo	Nikkelverk	Total
(000 tonnes)					
Concentrate production – 100%	24	25	22		71
Beneficial interest	14	14	10		38
Refined production – 100%			22	68	90
Beneficial interest			10	38	48
Metal in reserves (in situ)					
Beneficial interest	311	134	327		772



Recycle and Complex Materials

Noranda's traditional copper smelting and refining business, processing copper from primary ores and concentrates, has evolved into a growth business focused on sourcing copper and precious metals from complex concentrates and recyclable materials from 28 countries.

Competitive Advantages

- Network of one copper smelter (Horne) and one copper refinery (CCR) in Canada and four dedicated electronics recycling facilities in the United States.
- 75 years in the primary copper business and 50 years of experience in the recycling industry.
- Leading technology and know-how with full R&D support.
- The current recycling partner of choice, providing sustainable processing and recycling solutions to clients through the development of flexible technologies.

Growing Electronics Recycling Potential

- The growth in the use of electronic equipment coupled with a declining life cycle render much electronic equipment obsolete very quickly.
- Only about 11% of obsolete personal computers (PC) are currently recycled in North America.

Noranda's business objective is to provide a full-service recycling option for electronics manufacturers and secondary recyclers who want to ensure that their obsolete equipment is recycled in a competitive, yet environmentally responsible manner.


PC Shipments in USA
(millions of PCs)
36.7
42.6
48.9
49.9
52.0
53.3
54.6
55.8
1998 1999 2000 2001 2002 2003 2004 2005

Source: EPR2 Baseline Report 1999

Strategy and Priorities

1. Become a fully integrated recycler of choice for obsolete end-of-life electronics.
2. Focus on further processing opportunities for platinum group materials.
3. Expand processing opportunities for complex ores and concentrates.

Statistics – 2001	Copper	Silver	Gold	Platinum/Palladium
% of the CCR refinery production from recyclable feeds	15	10	20	85

Management's Discussion and Analysis provides a review of the performance of Noranda Inc. and its wholly-owned subsidiaries ("the Company") and its partially-owned subsidiaries, joint ventures and associated companies (together, "Noranda"). Performance for 2001 is compared with 2000, and issues and risks that can be expected to impact on future operations are discussed. These issues and risks may cause actual results to differ materially from those described in forward-looking statements contained in Management's Discussion and Analysis. Where used, the words "anticipate", "expect", "intend", "should" and similar expressions are intended to identify forward-looking statements.

Consolidated Results

The net loss for the year was $92 million or a loss of $0.47 per common share. The net loss for the year reflects significantly lower metal prices and lower sales volumes resulting from the deterioration of the global economy. The net loss also includes a $25 million restructuring charge which resulted from a reduction of employees in the Company's corporate, exploration and technology functions as well as costs associated with the closure of the Warsaw aluminum wheel manufacturing facility in Kentucky. In addition, in November, the Company decided to close the Gaspé copper smelter located in Quebec and as a result recorded a charge to earnings of $46 million to reduce the carrying value of Gaspé to net realizable value and to provide for other closure costs. Partially offsetting these amounts were a gain of $49 million related to a change in the Company's future pension service obligations and the release of the Company's pension asset valuation allowance. The comparable results for 2000 were net earnings of $293 million or $1.14 per common share.

Revenues for the year ended December 31, 2001 decreased by $805 million or 12% to $6,152 million due primarily to a significant reduction in metal prices. Realized prices for copper, zinc, aluminum, and nickel, declined by 13%, 22%, 7% and 31%, respectively.

Revenue was also negatively impacted by lower sales volumes, a strike at the nickel operations in Sudbury, Ontario and a voluntary production cutback at the Falcondo ferronickel facility in the Dominican Republic.

While 2001 operating costs were similar to 2000, the cost of purchased raw materials declined reflecting the impact of lower metal prices.

Total cash operating margins* were $765 million in 2001 compared to $1,436 million recorded in 2000. Summarized below is a breakdown of the reasons for the change in cash operating margins compared to 2000.

Cash Operating Margin Variances 2001 compared to 2000

$ millions	
Price	$ (669)
Volume	(21)
Cost	(58)
Other	77
Total Variance	$ (671)

Depreciation, amortization and reclamation expense increased by 19% as new projects such as the Antamina copper and zinc mine, Huntingdon foil plant, CCR refinery modernization, and the primary smelter's single-piece anode project were put into production or were in operation for the full year.

Corporate, exploration and research costs decreased to $201 million compared to $223 million in 2000.

Net interest expense increased to $140 million compared to $118 million in 2000 from a combination of expensing interest previously capitalized against new projects, which have now been put into production, and higher debt levels partially offset by lower interest rates.

Other income of $59 million in 2001, includes the gain of $62 million on the sale of the Company's investment in Newmont Mining Corporation. In 2000, the Company recorded a gain of $46 million on the sale of its 8.9% investment in Rio Algom.

Taxes and provisions of $62 million of income reflect the impact of lower taxable income and include a $39 million reduction in Noranda's tax liability relating to the resolution of various U.S. tax issues arising in prior years, a $20 million tax credit due to the reduction of future tax rates in Ontario, a $25 million after-tax charge to cover the costs of the Company's restructuring initiatives and a $46 million after-tax charge to provide for the closure of the Gaspé smelter.

Minority interest in the earnings of subsidiaries includes that portion of the results of Falconbridge and Novicourt Inc. ("Novicourt") not owned by the Company during the year. The minority interest expense was significantly lower reflecting the reduced profitability of both Falconbridge and Novicourt.

* Cash operating margin is defined as sales less operating costs and raw material purchases. Management believes that most of its shareholders, creditors, other stakeholders and analysts prefer to analyse the Company's results based on this performance measure.

Production Volumes

Mine Production[1]

(tonnes)	Noranda's beneficial interest (%)	2001[2]	2000[2]	1999[2]
Copper				
Gaspé	100	—	—	21,788
Kidd Creek	55.0	**42,340**	54,926	67,429
Sudbury Division	55.0	**22,858**	20,990	40,999
Collahuasi	24.2	**193,135**	186,073	185,700
Raglan	55.0	**6,915**	6,308	4,930
Antamina	33.75	**27,148**	—	—
Louvicourt	27.6	**22,479**	22,079	28,243
Other	100	**17,166**	13,819	12,492
Total		**332,041**	304,195	361,581
Noranda Inc.'s share		**204,003**	162,827	200,117
Zinc				
Brunswick	100	**303,881**	264,720	250,579
Heath Steele	100	—	—	50,583
Antamina	33.75	**18,836**	—	—
Kidd Creek	55.0	**81,670**	82,655	96,292
Louvicourt	27.6	**8,049**	8,205	7,613
Matagami	100	**88,754**	55,873	18,094
Other	100	**8,101**	25,014	31,342
Total		**509,291**	436,467	454,503
Noranda Inc.'s share		**469,433**	392,338	403,124
Nickel				
Sudbury Division	55.0	**25,226**	23,234	35,678
Raglan	55.0	**24,570**	23,089	19,524
Falcondo	46.9	**21,662**	27,830	24,454
Total		**71,458**	74,153	79,656
Noranda Inc.'s share		**37,546**	35,479	37,917
Lead				
Brunswick	100	**83,127**	71,342	68,898
Heath Steele	100	—	—	9,877
Noranda Inc.'s share		**83,127**	71,342	78,775
Silver (000 ounces)				
Brunswick	100	**7,051**	6,552	6,433
Kidd Creek	55.0	**2,865**	2,437	3,622
Other	100	**776**	747	1,979
Total		**10,692**	9,736	12,034
Noranda Inc.'s share		**9,280**	8,406	10,062

Smelter and Refinery Production[1]

(tonnes)	Noranda's beneficial interest (%)	2001[2]	2000[2]	1999[2]
Copper smelted				
Horne	100	**188,145**	182,352	184,747
Gaspé	100	**108,673**	115,531	107,529
Altonorte	100	**145,991**	148,258	154,155
Kidd Creek	55.0	**132,100**	124,529	122,966
Total		**574,909**	570,670	569,397
Noranda Inc.'s share		**515,464**	509,277	507,791
Copper refined				
CCR	100	**323,023**	313,412	310,608
Kidd Creek	55.0	**127,824**	122,987	121,278
Nikkelverk	55.0	**26,722**	25,307	33,262
Collahuasi	24.2	**26,180**	25,579	22,573
Lomas Bayas	55.0	**24,702**	—	—
Total		**528,451**	487,285	487,721
Noranda Inc.'s share		**436,008**	401,566	398,988
Zinc refined				
CEZinc	100	**265,525**	263,722	259,108
Kidd Creek	55.0	**140,073**	141,375	131,078
Total		**405,598**	405,097	390,186
Noranda Inc.'s share		**342,565**	335,399	324,516
Nickel refined				
Nikkelverk	55.0	**68,221**	58,679	74,137
Falcondo	46.9	**21,662**	27,830	24,454
Total		**89,883**	86,509	98,591
Noranda Inc.'s share		**47,680**	41,743	47,366
Lead refined				
Brunswick	100	**98,868**	104,000	108,091
Noranda Inc.'s share		**98,868**	104,000	108,091
Aluminum				
Primary operations	100	**220,234**	220,031	221,733
Noranda Inc.'s share		**220,234**	220,031	221,733
Silver refined (000 ounces)				
CCR Refinery	100	**42,943**	44,387	41,389
Noranda Inc.'s share		**42,943**	44,387	41,389
Gold refined (000 ounces)				
CCR Refinery	100	**1,236**	1,122	1,202
Noranda Inc.'s share		**1,236**	1,122	1,202

1 All production figures are shown on a 100% basis, with the exception of Collahuasi, which represents Falconbridge's 44% joint-venture interest, Louvicourt, which represents Novicourt's 45% joint-venture interest, and Antamina, which represents Noranda's 33.75% joint-venture interest.

2 Noranda's average beneficial interest in Falconbridge was 55.0% in 2001, 50.7% in 2000 and 49.9% in 1999. The average beneficial interest in Louvicourt was 61.4% in 2001, and 58.8% in 2000 and 1999.

Quarterly Earnings

($ millions, except per share amounts)	1st	2nd	3rd	4th	2001 Year	1st	2nd	3rd	4th	2000 Year
Sales	1,612	1,647	1,457	1,436	6,152	1,781	1,870	1,662	1,644	6,957
Operating costs	749	753	729	687	2,918	724	765	733	724	2,946
Purchase of raw materials	664	679	586	540	2,469	655	671	605	644	2,575
Cash operating margins	199	215	142	209	765	402	434	324	276	1,436
Depreciation, amortization and reclamation	143	152	160	164	619	147	128	133	114	522
Corporate and administration	20	23	23	20	86	18	20	16	27	81
Exploration and research	24	30	32	29	115	25	37	37	43	142
Interest, net	23	35	31	51	140	26	31	31	30	118
Other income	—	(63)	(2)	6	(59)	—	(7)	(1)	(51)	(59)
Taxes and provisions	(40)	(17)	(33)	28	(62)	59	35	27	5	126
Minority interests	5	27	(9)	(5)	18	59	88	29	37	213
Earnings (loss)	24	28	(60)	(84)	(92)	68	102	52	71	293
Earnings (loss) per common share	$ 0.08	$ 0.09	$ (0.27)	$ (0.37)	$ (0.47)	$ 0.27	$ 0.40	$ 0.20	$ 0.27	$ 1.14
Diluted earnings (loss) per share	$ 0.08	$ 0.09	$ (0.27)	$ (0.37)	$ (0.47)	$ 0.26	$ 0.40	$ 0.20	$ 0.27	$ 1.13

Copper

Copper operations include the results of the Antamina copper and zinc mine in Peru (33.75% owned), the Collahuasi copper mine (44% owned), the Lomas Bayas copper mine (100% owned) and the Altonorte copper smelter (100% owned) in Chile, and the Kidd Creek copper and zinc mine and processing facilities in Canada (100% owned).

$ millions	2001	2000	1999
Sales – metallurgical	740	710	603
Purchased raw materials	651	597	518
Gross margins	89	113	85
Operating costs	90	92	52
Cash operating margin – metallurgical	(1)	21	33
Sales – mining	685	790	670
Operating costs	449	424	364
Cash operating margin – mining	236	366	306
Total cash operating margin	235	387	339
Depreciation, amortization and reclamation	208	177	169
Operating margin	27	210	170
Capital investments:			
Maintenance and regulatory	75	42	77
Profitability and growth	639	494	333
Total investments	714	536	410
Net assets:			
Operations	3,952	2,427	2,533
Projects under construction	174	852	385
Total net assets	4,126	3,279	2,918
Consolidated volumes			
Sales (000 tonnes)			
Copper (metal in concentrates)	236	227	220
Zinc (metal in concentrates)	91	83	96
Copper cathode	54	26	23
Concentrate processed	818	795	769

The operating results for the copper group were negatively impacted by a 13% decline in realized copper prices and operating problems at Kidd Creek resulting from poor ground conditions which impacted both mine production and operating costs. More expensive offshore mine concentrate was required to replace lost production. Lower operating results were partially offset by increased copper production resulting from the purchase of the Lomas Bayas SX-EW copper mine and the ramp-up of the Antamina copper and zinc mine.

Peru

Antamina (33.75%)

The Antamina copper and zinc mine is located in the Andes at approximately 4,300 metres above sea level. With a milling rate of 70,000 tonnes per day, Antamina is among the largest producers of copper and zinc concentrates in the world. Annual metal in concentrate production is expected to average 675 million pounds of copper and 625 million pounds of zinc during the initial 10 years of operation. The mine life is estimated to be more than 20 years based on current proven and probable mineral reserves and the design processing rate.

Noranda's beneficial interest in Compañia Minera Antamina S.A. ("CMA"), the mine's operating company, is 33.75%. The other shareholders in the project are BHP Billiton Plc, with a 33.75% interest, Teck Cominco Limited with a 22.5% interest, and Mitsubishi Corporation with a 10% interest.

$ millions	Three months ended December 31, 2001
Sales	52
Operating costs	31
Cash operating margin	21
Depreciation, amortization *and reclamation*	15
Operating margin	6
Payable pounds of copper (millions)	63
Copper price realized (US$ per lb.)	$ 0.66

Preproduction waste stripping of the Antamina orebody, which commenced two years earlier, continued throughout 2001. A total of 161 million tonnes of waste material has been removed from the adjacent peaks and overburden overlying the orebody. Of this, 85 million tonnes were removed during 2001. Stockpiling of ore at the primary crusher commenced prior to start-up of the concentrator. At year-end, stockpiled ore amounted to 6.4 million tonnes.

During the year, construction of Antamina was completed. Total construction costs are currently estimated at US$2,229 million which would be under the budgeted amount of US$2,296 million. These expenditures include all financing costs during construction and working capital as well as the deferred acquisition purchase payment to the Peruvian government, which will be paid in 2002. During the year, capital expenditures amounted to US$530 million.

The start-up and commissioning of the concentrator, pipeline and port was completed and commercial production was achieved effective October 1, approximately four months ahead of plan. Since commercial production, the concentrator has processed 6,317,700 tonnes of ore producing 283,104 tonnes of copper concentrate grading 28.9% copper and 104,974 tonnes of zinc concentrate grading 53.1% zinc. Sales of concentrate during this period were 305,208 tonnes of copper concentrate and 60,491 tonnes of zinc concentrate. Noranda's share of net revenues from the sale of concentrates was $52 million resulting in a cash operating margin of $21 million and cash flow from operations of $13 million.

During 2001, approximately 6.2 million tonnes were added to the mine's proven and probable mineral reserves. At December 31, 2001, reserves totaled 552 million tonnes grading 1.23% copper and 1.03% zinc.

Chile

Collahuasi

Noranda, through Falconbridge, holds a 44% interest in Compañia Minera Doña Inés de Collahuasi S.C.M., the operator of the Collahuasi mine in northern Chile. Collahuasi mines and mills copper sulphide ores into concentrate and mines and leaches copper oxide ores to produce cathodes.

$ millions	2001	2000	1999
Sales	**366**	451	352
Operating costs	**170**	174	140
Cash operating margin	**196**	277	212
Depreciation, amortization and reclamation	**74**	70	66
Operating margin	**122**	207	146
Payable lbs. of copper (millions)	**423**	436	386
Operating cash cost of copper (US$ per lb.)	**$ 0.38**	$ 0.40	$ 0.38
Copper price realized (US$ per lb.)	**$ 0.68**	$ 0.82	$ 0.73

The following analysis refers to 44% of Collahuasi's operating and financial results. Annual copper production totaled 193,100 tonnes in 2001, which compared with 186,100 tonnes in 2000. Cathode production from the oxide plant reached 26,200 tonnes (15% above design capacity), while production of copper in concentrate was 166,900 tonnes.

In 2001, revenues were $366 million compared with $451 million in 2000. The decrease of $85 million was due to a decrease in the realized copper price from US$0.82 to US$0.68 and lower sales volumes.

Operating cash costs to produce a pound of copper in 2001 was US$0.38 per pound compared with US$0.40 in 2000 due largely to the impact of higher production volumes, improved recoveries and lower treatment and refining charges.

The operating margin was $122 million compared with $207 million in 2000.

During 2001, a feasibility study was completed which assessed the transition of mining from the Ujina to the Rosario orebody and the expansion of the concentrator throughput from 60,000 tonnes to 110,000 tonnes per day. The feasibility study concluded that the expansion will significantly enhance the mine's value and that it will maintain Collahuasi's output at current levels in the longer term, offsetting the impact of declining sulphide ore grades. It was also determined that until market conditions improve and the outlook for the world economies becomes clearer, it was appropriate to defer the expansion to a later date.

The December 31, 2001 total proven and probable mineral reserves at Collahuasi increased by 15.8 million tonnes to 1,867.7 million tonnes despite mine production of 34.5 million tonnes of ore. A large gain in mineral reserves as a result of the Rosario feasibility study was balanced by a downward revision of the Ujina reserves.

Lomas Bayas

On July 26, 2001, Noranda, through Falconbridge, acquired all of the issued and outstanding shares of Compañia Minera Lomas Bayas (Lomas Bayas) and Compañia Minera Boliden Westmin Chile Limitada for a cash consideration of $101 million. The results of operations have been included in the consolidated statements from that date. Lomas Bayas mines and leaches copper oxide ores to produce cathodes.

$ millions	Five months ended December 31, 2001
Sales	**61**
Operating costs	**43**
Cash operating margin	**18**
Depreciation, amortization and reclamation	**10**
Operating margin	**8**
Payable lbs. of copper (millions)	**60**
Operating cash cost of copper (US$ per lb.)	**$ 0.45**
Copper price realized (US$ per lb.)	**$ 0.65**

Lomas Bayas produced 56,300 tonnes of copper cathode in 2001 compared to 50,900 tonnes in 2000.

Revenues, from the date of acquisition, were $61 million in 2001. Since the acquisition, unit operating cash costs in 2001 were US$0.45 per pound.

In 2001, Lomas Bayas contributed $8 million to Noranda's operating margin.

Altonorte Smelter

The Altonorte custom smelter processes copper concentrate from third-party mines located mainly in Chile. Approximately 70% of the smelter's anode production is refined at Codelco's Chuquicamata refinery. The balance of the smelter's blister production is exported and its sulphuric acid production is sold to customers located in the northern regions of Chile.

$ millions	**2001**	2000	1999
Sales	**451**	467	459
Purchased raw materials	**385**	391	363
Gross margins	**66**	76	96
Operating costs	**72**	70	73
Cash operating margin	**(6)**	6	23
Depreciation, amortization and reclamation	**26**	26	22
Operating margin	**(32)**	(20)	1
Capital investments:			
Maintenance and regulatory	**4**	4	8
Profitability and growth	**139**	22	7
Total investments	**143**	26	15

The smelter processed 387,238 tonnes of material in 2001 compared to 387,325 tonnes in 2000. Copper anode production was slightly lower than in 2000 on account of lower concentrate grades and sulphuric acid production was hampered by temporary equipment problems that occurred early in the year.

The Phase III project to double the smelter's capacity and lower its operating cost by 25% proceeded on plan during 2001. Of the project's total budget of US$170 million, US$141 million was invested or committed at the end of 2001. The expansion is expected to be completed in mid-2003.

Volumes (000 tonnes)	**2001**	2000	1999
Copper concentrate processed	**387**	387	387
Copper anodes/blister produced	**146**	148	154
Sulphuric acid produced	**230**	257	243
Number of employees	**496**	487	481

Canada

Kidd Creek Operations

Kidd Creek (100% owned by Falconbridge), is engaged in the mining, milling, smelting and refining of its own copper and zinc ores and in the processing of custom feed.

$ millions	**2001**	2000	1999
Sales – metallurgical	**285**	224	165
Purchased raw materials	**266**	206	155
Gross margins	**19**	18	10
Operating costs	**10**	—	—
Cash operating margin – metallurgical	**9**	18	10
Sales – mining	**206**	339	318
Operating costs	**204**	250	224
Cash operating margin – mining	**2**	89	94
Total cash operating margin	**11**	107	104
Depreciation, amortization and reclamation	**75**	72	71
Operating margin	**(64)**	35	33
Payable lbs. of copper from mine (millions)	**91**	117	144
Operating cash cost of copper (US$ per lb.)	**$ 0.74**	$ 0.33	$ 0.22
Copper price realized (US$ per lb.)	**$ 0.76**	$ 0.87	$ 0.75

In 2001, ore milled by the Kidd Mining Division decreased by 14% from 2000 levels largely due to the reduction in mine tonnage related to a ground movement in the No. 1 mine. This tonnage, when combined with lower copper ore grades and higher zinc ore grades and metallurgical recoveries, resulted in an overall decrease of 12,600 tonnes in copper production to 42,300 tonnes of copper in concentrate while zinc production in concentrate decreased to 81,700 tonnes. In 2002, copper in concentrate from the mine is expected to total 52,000 tonnes while zinc in concentrate is forecast at 91,000 tonnes.

During the year, the decision was made to accelerate the development of Mine D which will extend the Kidd Creek mine from a depth of 2,100 metres to 3,100 metres (6,800 to 10,000 feet) in two stages. Mine D is expected to contribute two million tonnes of ore annually when full production levels are reached. Production is expected to begin in 2004. A total investment of $640 million, including provisions for inflation, will be required to develop Mine D.

At the Kidd Metallurgical Division, zinc production in 2001 decreased by 1,300 tonnes to 140,100 tonnes. Production of both copper blister and copper cathode exceeded that of 2000 by 6% and 4% respectively. With lower copper and zinc concentrate production from the Kidd mine, a higher proportion of sales came from custom feed sources. Production in 2002 is expected to be 147,000 tonnes of zinc metal and 145,000 tonnes of copper cathode.

The unit operating cash cost increased in 2001, to US$0.74 per pound of copper from US$0.33 in 2000. The increase is due to lower by-product credits from zinc and higher unit operating costs caused by the ground movement late in 2000.

The collective agreement with the production and maintenance workers at the metallurgical site expires September 30, 2002.

The December 31, 2001 total proven and probable mineral reserves at Kidd Creek decreased by 2.3 million tonnes to 25.0 million tonnes. During the year, 2.0 million tonnes of ore was mined. Significant changes during the year included a negative adjustment of 1.3 million tonnes in No.1 Mine and a mining gain of 0.6 million tonnes in No. 3 Mine.

Zinc

Noranda's zinc business includes the Brunswick and Matagami mining operations, the Brunswick lead smelter and refinery, the CEZinc refinery, General Smelting and NorFalco, the sulphuric acid marketing operation. The mining operations produce zinc, lead/silver, and copper concentrates. The majority of the zinc concentrates are processed at the CEZinc refinery, the lead/silver concentrates are processed at the Brunswick smelter and refinery and the copper concentrate is processed at the Horne and Gaspé smelters and CCR refinery. The CEZinc refinery produces refined zinc as well as sulphuric acid.

$ millions	2001	2000	1999
Sales	707	826	800
Purchased raw materials	127	186	188
Gross margins	580	640	612
Operating costs	509	475	455
Cash operating margin	71	165	157
Depreciation, amortization and reclamation	109	99	62
Operating margin	(38)	66	95
Capital investments:			
Maintenance and regulatory	40	59	40
Profitability and growth	35	47	59
Total investments	75	106	99
Net assets	937	1,004	963
Pounds of accountable zinc (millions)	806	668	629
LME price per pound (US$)	$ 0.40	$ 0.51	$ 0.49
Cash cost per pound of zinc [1]	$ 0.34	$ 0.35	$ 0.32

[1] Integrated U.S. cash cost per pound combines mining and refining costs net of by-product revenues and metal premiums.

The zinc business sells refined zinc metal to customers globally with 55% sold to customers located in the United States.

Sales for the zinc business decreased by 14% compared to 2000 as a result of lower realized prices for zinc offset by increased production volumes. The average LME price for zinc decreased 22% from 2000. Mined zinc production increased 22% as Brunswick Mine and Bell Allard increased grades, mill throughput and recoveries. Refined zinc production at CEZinc set a new production record for the fifth straight year, producing a total of 265,525 tonnes.

Operating costs in 2001 were $34 million higher than 2000. This increase is attributable to the higher production level as well as higher energy prices. On a unit cost basis, the integrated cash operating cost, net of by-product credits, of US$0.34 per pound of zinc was 2.9% lower year-over-year.

The cost of purchased raw materials decreased in 2001 due to lower zinc and lead prices and the higher volume of zinc concentrates produced at the Brunswick and Bell Allard mines that was processed by CEZinc.

Overall, cash operating margin decreased $94 million as a result of lower zinc, copper, lead and silver prices, these were partially offset by higher production volumes.

Depreciation, amortization and reclamation expense of $109 million was $10 million higher than 2000 as a result of the higher level of production and depreciation of 2001 capital projects.

Working capital was reduced by $38 million mainly through the reduction of in-process inventory at the Brunswick Smelter and through reductions in both zinc (30,000 dmt) and lead concentrates (8,000 dmt).

Capital investments of $75 million were $31 million lower than in 2000. The majority of the investments were focused on completing the installation of a new ore-handling system at the Brunswick mine to service the south end of the mine, on the acquisition, feasibility study and other expenses related to the Lady Loretta deposit in Australia and on the exploration, feasibility study and other expenses related to the Perseverance deposit in Matagami, Quebec.

Brunswick Mine

Bathurst, New Brunswick

The Brunswick mine produces zinc, copper and lead/silver concentrates. The majority of the zinc concentrate is processed at the CEZinc refinery while the copper concentrate is processed at the Company's Horne and Gaspé smelters and CCR refinery. The lead/silver concentrate is processed at the Brunswick lead smelter. At an average mining rate of 10,000 tonnes per day, current proven reserves should support operations for a further six years.

During 2001, mined zinc production increased 15% to 303,881 tonnes, reflecting higher mill throughput, which averaged 9,850 tonnes per day versus 9,499 tonnes per day in 2000 and higher recoveries of 87.5% versus 85.9% in 2000. Head grades improved to 9.7% from 8.9% in 2000.

Volumes (000 tonnes)	2001	2000	1999
Zinc (metal in concentrates)	304	265	251
Lead (metal in concentrates)	83	71	69
Silver (000 ounces)	7,051	6,552	6,433
Operating cash costs (US$ per lb. of zinc)	$ 0.36	$ 0.42	$ 0.42
Number of employees	831	901	968

Brunswick Smelter

Belledune, New Brunswick

The Brunswick lead smelter and silver refinery process lead/silver concentrates from the Brunswick mine as well as third-party material. The lead smelter has a throughput capacity of 290,000 tonnes of feed per year. The silver refinery has an annual throughput capacity of over 12 million troy ounces of silver.

Lead production was 5% below 2000 levels as commissioning issues related to the blast furnace in the first half of the year hampered operations. The new furnace will significantly decrease metal loss and coke consumption in the production process. Silver doré production was 6% above 2000 levels due to the full year operation of the new silver refinery.

Volumes	2001	2000	1999
Lead (000 tonnes)	99	104	108
Silver doré (000 ounces)	11,177	10,543	8,594
Number of employees	470	518	524

Matagami Mines

Matagami, Quebec

Matagami Mines currently operates the Bell Allard mine which produces zinc and copper concentrates. The zinc concentrate is processed at the CEZinc refinery and the copper at the Horne smelter and CCR refinery. Current proven reserves should support operations for a further three years.

During 2001, mined zinc production increased 59% as the mill throughput averaged 2,031 tonnes per day as compared to 1,616 tonnes in 2000 and the mine was in operation for the full year. Recoveries averaged 92% versus 91.2% in 2000. Head grades improved to 13% from 11.8% in 2000.

Volumes (000 tonnes)	2001	2000	1999
Zinc (metal in concentrates)	89	56	18
Copper (metal in concentrates)	9	5	2
Operating cash costs			
(US$ per lb. of zinc)	$ 0.35	$ 0.48	$ —
Number of employees	260	265	243

CEZinc Refinery

Valleyfield, Quebec

The CEZinc electrolytic refinery processes concentrates from the Brunswick and Bell Allard mines as well as purchased third-party feed. It has an annual throughput capacity of 550,000 tonnes of zinc concentrate.

For the fifth consecutive year, the refinery set a new production record. Refined zinc output for 2001 increased to 265,525 tonnes. Recoveries averaged 98.2% during the year versus 97.3% in 2000. The increased productivity was achieved through further de-bottlenecking of the plant and Six Sigma initiatives.

Volumes (000 tonnes)	2001	2000	1999
Refined zinc	266	264	259
Sulphuric acid	431	447	405
Number of employees	742	757	784

NorFalco

Independence, Ohio

NorFalco LLC is a joint venture between Noranda and Falconbridge that markets the sulphuric acid production from the two companies. NorFalco was created in 2001 following the redemption by E.I. DuPont de Nemours and Company of its interest in the previous joint venture, Noranda DuPont LLC. NorFalco is the largest distributor of sulphuric acid in North America with approximately two million tonnes of annual production.

Aluminum

Noranda's aluminum business is comprised of one primary smelter and four foil fabrication plants. The group produces primary aluminum, aluminum foil and light sheet.

$ millions	2001	2000	1999
Sales	**981**	994	1,005
Purchased raw materials	**349**	336	353
Gross margins	**632**	658	652
Operating costs	**512**	495	503
Cash operating margin	**120**	163	149
Depreciation, amortization			
and reclamation	**48**	34	42
Operating margin	**72**	129	107
Capital investments:			
Maintenance and regulatory	**30**	23	25
Profitability and growth	**70**	159	209
Total investments	**100**	182	234
Total net assets	**1,111**	990	778

Sales for the aluminum business were relatively flat in 2001. The cash operating margin of $120 million represents a 26% decrease from 2000. This is due to a decreased demand for higher margin value-added products, increased conversion costs at the foil plants, and generally higher energy costs, especially in the 2001 first quarter.

The increase in operating costs was due to the ramp-up of the new foil plant that began operation in 2001. These increased costs were partially offset by reductions in labour costs and contract supplies.

Depreciation and amortization expense was 41% higher than in 2000 due to the commencement of operations at the new foil plant in 2001. Depreciation of this new facility is being recorded on a units-of-production basis.

Capital investments were significantly lower in 2001 as plant modernizations and the majority of construction of the new foil plant were completed in previous years.

Primary Operations

New Madrid, Missouri

$ millions	2001	2000	1999
Sales	**577**	598	534
Purchased raw materials	**133**	131	122
Gross margins	**444**	467	412
Operating costs	**348**	344	325
Cash operating margin	**96**	123	87
Depreciation, amortization			
and reclamation	**34**	18	22
Operating margin	**62**	105	65
Aluminum shipped (million lbs.)	**492**	496	504
LME price per pound	**$ 0.66**	$ 0.70	$ 0.61
Net cash cost (US$ per lb.) (1)	**$ 0.54**	$ 0.55	$ 0.49
Employees	**1,110**	1,123	1,134

(1) Cash cost, net of metal premiums and value-added margins.

Total shipments for 2001 were comparable to shipments in 2000. However, revenues were negatively impacted by lower prices and demand for value-added products. The U.S. Midwest price averaged US$0.70 versus US$0.75 in 2000. The percentage of production sold as value-added product declined to 82% from 88% in the previous year.

Operating costs increased in 2001 as a result of higher energy costs due to inefficiencies in amperage levels applied to cells during the ramp-up of the Single-Piece Anode project. These were partially offset by reductions in labour and administrative costs. The plant uses electricity as its main source of energy and is currently supplied under a power contract expiring in 2003. Until mid-2003, the contract is based on the cost of coal and is partially indexed to the price of aluminum. Negotiations are proceeding on the extension of this contract for a further two years. The cash operating margin of $96 million is 22% lower than in 2000, reflecting the combination of lower selling prices, decreased demand for value-added products, and increased operating costs.

Norandal USA, Inc.

Norandal USA, Inc. is a leading manufacturer of aluminum foil products in the North American market. Norandal operates four foil plants in the United States including a new highly-automated plant that began operations in 2001.

$ millions	2001	2000	1999
Sales	443	443	447
Purchased raw materials	255	251	239
Gross margins	188	192	208
Operating costs	155	140	153
Cash operating margin	33	52	55
Depreciation, amortization and reclamation	13	16	16
Operating margin	20	36	39
Shipments			
Aluminum foil shipped (000 tonnes)	112	114	122
Employees	774	830	772

Sales of $443 million remained flat as compared to 2000 as shipments of foil products decreased 1% during the same period due to a lighter-gauge product mix and a softer market for value-added products. The Salisbury, Newport and Huntingdon plants operated at approximately 92%, 83%, and 68% of capacity, respectively.

Operating margins were 44% lower in 2001 as a result of a change in product mix and increased down-time on major equipment for rebuilds and quality adjustments. Increased fuel surcharges on freight and higher energy costs also contributed to the lower margin in 2001.

The new foil plant began operations in 2001 and produced 30,800 tonnes of foil. By 2005, foil shipments are expected to increase by 95,000 tonnes and unit costs to decline by 12%. Norandal is entering new markets for its heavy-gauge foil production such as auto fin and lithographic sheet. The new production capacity will allow Norandal to increase the quality and volume of its very light gauge (six micron) and very wide foil (1850 mm) product lines which is the highest margin product that it produces.

Nickel

Nickel operations (100% owned by Falconbridge), are comprised of the Integrated Nickel Operations and Falcondo.

$ millions	2001	2000	1999
Sales	1,203	1,583	1,330
Purchased raw materials	200	305	264
Gross margins	1,003	1,278	1,066
Operating costs	763	728	730
Total cash operating margin	240	550	336
Depreciation, amortization and reclamation	171	119	164
Operating margin	69	431	172
Capital investments:			
Maintenance and regulatory	101	97	66
Profitability and growth	54	71	47
Total investments	155	168	113
Net assets	1,687	1,706	1,867
Net cash cost per pound (US$)			
Integrated Nickel Operations	$ 1.52	$ 1.39	$ 1.66
Falcondo	$ 2.63	$ 2.65	$ 2.09

Integrated Nickel Operations (INO)

The INO includes the integrated operations of mining, milling, smelting, refining and marketing of metals mainly derived from the Sudbury and Raglan nickel and copper ores and its custom feed business.

$ millions	2001	2000	1999
Sales (000 tonnes)			
Nickel	65	62	75
Copper	35	44	67
Cobalt	2	3	4
Cash operating margin	264	441	275
Operating cash costs (US$ per lb. of nickel) (1)	$ 1.52	$ 1.39	$ 1.66
Number of employees	2,488	2,652	2,733

(1) Operating cash cost includes cash production and selling costs, net of by-product credits but excludes interest, corporate exploration and custom feed profits. Continuing costs incurred during shutdowns or strikes are excluded.

Ore production at the Sudbury mines was 9% higher than in 2000 due to the labour strike which affected operations for the last five months of 2000 and was resolved on February 20, 2001. Nickel in concentrate production increased from 23,200 tonnes of nickel in 2000 to 25,200 tonnes in 2001.

During the period of the strike, the mining operations operated with staff employees at about 20% of normal production rates. Smelting operations were maintained at 50% to 60% of pre-strike rates working on inventories and on production from the Sudbury and Raglan mines. The refinery operated at a lower level during the strike and for a period following the strike. After the strike, the smelter operated at record production levels.

At Raglan, production of nickel in concentrate increased from 23,100 tonnes in 2000 to 24,600 tonnes in 2001. During 2001, Raglan increased the annual rate of milled tonnage to 960,000 tonnes of ore.

Nickel production in matte increased from 47,400 tonnes in 2000 to 54,900 tonnes. Production at the refinery in Kristiansand, Norway, was higher in 2001 due to the increase in feed from Sudbury.

The unit operating cash costs (after by-product credits) was US$1.52 per pound of nickel from the mines. The US$0.13, or 9%, increase over 2000 costs was the result of lower by-product credits and higher unit operating costs.

During 2001, collective agreements were reached with the production and maintenance workers and the office and clerical workers in Sudbury. Both agreements will expire in 2004. The collective agreement with the production and maintenance workers at Raglan will expire on April 30, 2002.

The December 31, 2001 total proven and probable mineral reserves in Sudbury decreased by 3.2 million tonnes to 17.0 million tonnes. The decrease includes 1.9 million tonnes of ore mined during 2001, plus a write-down of 1.5 million tonnes due to a revised mining plan at the Lockerby mine and an increase in cut-off grade at the Lindsley mine.

The December 31, 2001 total proven and probable mineral reserves at Raglan remained unchanged at 19.5 million tonnes as a result of discoveries and increases in nine ore lenses during the 2001 exploration program. This takes into consideration the 1.0 million tonnes of ore mined during 2001.

Falconbridge Dominicana, C. por A. (Falcondo)

Located in the Dominican Republic, Falcondo mines, mills, smelts and refines its own nickel laterite ores. Falconbridge owns 85.26% of Falcondo.

	2001	2000	1999
Ferronickel sales (000 tonnes)	25	28	23
Ferronickel production (000 tonnes)	22	28	25
Cash operating margin	(11)	112	47
Operating cash costs			
(US$ per lb. of nickel)	$ 2.63	$ 2.65	$ 2.09
Number of employees	1,261	1,323	1,338

Production during 2001 of 21,700 tonnes was below that of 2000 due to the unplanned maintenance of the power plant and electric furnaces and the voluntary shutdown that commenced on October 21, 2001. With the improved market conditions and the lower oil prices, the facility restarted operations in late January 2002.

Falcondo's unit operating cash costs decreased by 1% in 2001, to US$2.63 per pound mainly on account of the decrease in oil prices. This was partially offset by costs associated with unplanned maintenance at the power plant and electric furnace.

The December 31, 2001 total proven and probable mineral reserves at Falcondo decreased by 4.4 million tonnes to 60.7 million tonnes.

Recycle and Complex Materials

Noranda's Recycle and Complex Materials business is comprised of the metallurgical operations of the Horne and Gaspé smelters, and the CCR refinery supported by four recycle collection and sampling facilities in the United States (Micro Metallics and Noranda Sampling).

The business material streams, in order of margin, are recycle material, complex concentrates, and copper mine concentrate. End-of-life electronics as well as other materials are received at the Micro Metallics and Noranda Sampling facilities where it is processed, sampled then shipped to the Canadian metallurgical operations where the copper and precious metals contents are recovered.

The complex copper and precious metal concentrates are mainly treated at the Horne smelter using flexible Noranda processing technology. The materials are sourced from Noranda-owned and third-party mines. The copper anode production from the Horne and Gaspé smelters is subsequently refined at the CCR refinery in Montréal-East, Quebec. The refinery produces refined copper, silver, gold, platinum/palladium concentrate and related by-products.

$ millions	2001	2000	1999
Sales – metallurgical	1,753	1,900	1,770
Purchased raw materials	1,333	1,403	1,280
Gross margins	420	497	490
Operating costs	362	369	353
Cash operating margin – metallurgical	58	128	137
Sales – mining	6	18	66
Operating costs	1	7	32
Cash operating margin – mining	5	11	34
Total cash operating margin	63	139	171
Depreciation, amortization and reclamation	37	43	60
Operating margin	26	96	111
Capital investments:			
Maintenance and regulatory	21	24	22
Profitability and growth	7	13	26
Total investments	28	37	48
Net assets	478	596	663

Profitability for the Recycle and Complex Materials business is highly influenced by the Company's ability to maximize the gross margins that can be attained from the three types of material streams, maximize throughput of high margin materials through the smelters and refinery, and contain operating costs.

The primary drivers of the gross margin for concentrates are the smelter treatment and refining charges and a copper price participation based on the metal price. These charges are based on world benchmark terms negotiated annually among miners and major refining groups. Additional premiums such as penalties can be earned for treating metallurgically complex feeds (containing minor elements), freight capture premiums from local mines versus their next best alternative, and maximizing recoveries. The recycle material margin can also be subject to treatment charges.

During 2001, benchmark treatment charges of US$75 per tonne improved slightly over the historically low level of US$69 per tonne in 2000.

Volumes (000 tonnes)	2001	2000	1999
Concentrate processed	1,072	1,003	1,013
Recyclable materials processed	96	127	139
Smelter production	1,168	1,130	1,152
Refinery production			
Copper	323	313	311
Platinum/palladium in concentrate			
(000 ounces)	115	131	167
Gold (000 ounces)	1,236	1,122	1,202
Silver (000 ounces)	42,942	44,387	41,389
Benchmark smelting charge			
(clean concentrate)			
(US$ per tonne)	$ 75	$ 69	$ 67

The Recycling business revenues and cost to purchase raw materials have been impacted by lower copper prices as well as lower copper sales volumes. The copper LME price was US$0.10 per pound lower than the previous year while copper sales volumes decreased from 366,733 tonnes to 331,592 tonnes in 2001.

In 2001, cash operating margins were $63 million compared to $139 million in 2000. Approximately $40 million of this decline related to lower volumes of recycle material processed and a decrease in precious metal prices realizations, in particular platinum and palladium. These volume reductions resulted from lower copper scrap availability, due largely to lower copper prices, and lower volumes of electronic material from the slowdown in the electronic manufacturing sector. In addition, the lower copper price resulted in a cost of copper price participation of US$7 million.

The closing of the Mines Gallen and Verglas mining operations at the Horne accounted for a decrease in cash operating margins of $6 million. The Horne also shut down its custom milling operation because of a shortage of local mine feed in 2001 resulting in lower margins of $7 million compared to 2000.

The CCR refinery generated $8 million less in premiums and arbitrage spreads net of freight as the slowing U.S. economy required Noranda to sell more of its production to the LME or to the European market than in 2000.

Operating costs, excluding mining operations, were $7 million lower compared to the previous year mainly on account of lower energy consumption and lower prices for natural gas.

Capital investments of $28 million consist mainly of maintenance expenditures. Investments for 2002 are expected to be $45 million, related to environmental improvement projects aimed at reducing sulphur dioxide and particulate emissions at the Horne smelter.

Gaspé Smelter

Murdochville, Quebec

The Gaspé smelter processes clean copper concentrates, high-margin complex concentrates and recyclable copper feed. The anode production is refined at the CCR refinery and the sulphuric acid production is marketed by NorFalco, the Noranda/Falconbridge sulphuric acid marketing joint venture. The smelter has an annual throughput capacity of 340,000 tonnes of material.

During 2001, the smelter treated 327,625 tonnes of material, producing 108,700 tonnes of copper anode and 219,700 tonnes of sulphuric acid. The reduced availability of suitable feed affected production during the year.

In the fourth quarter, Noranda announced the closure of this smelter commencing at the end of April 2002, due to unfavourable market conditions. Anodes from the Altonorte smelter will be shipped to the CCR refinery in place of Gaspé anodes.

Volumes (000 tonnes)	2001	2000	1999
Concentrate processed	307	301	292
Recyclable material processed	21	40	30
Copper anodes/blister produced	109	115	108
Sulphuric acid produced	220	219	203
Number of employees	281	330	321

Horne Smelter

Rouyn-Noranda, Quebec

The Horne smelter treats high-margin complex feed and copper and precious metal-bearing recyclable materials. The anode production is refined at the CCR refinery and the sulphuric acid production is marketed by NorFalco. The smelter has an annual throughput capacity of 850,000 tonnes of material.

During 2001, the smelter treated 840,200 tonnes of material, producing 188,100 of copper anodes and 590,900 tonnes of sulphuric acid. This throughput volume established a new annual production record.

Volumes (000 tonnes)	2001	2000	1999
Concentrate processed	765	702	720
Recyclable material processed	75	86	109
Copper anodes/blister produced	188	182	185
Sulphuric acid produced	591	550	523
Number of employees	756	800	824

CCR Refinery

Montréal-East, Quebec

The CCR refinery processes anodes from the Horne and Gaspé copper smelters as well as secondary feed purchased from third-party sources. Over 90% of the customers purchasing finished metals from CCR are located in North America. The refinery has an annual copper cathode production capacity of 360,000 tonnes.

The refinery completed its first full year of operations with the permanent stainless steel cathode technology and fully automated material handling system..The modernization resulted in lower operating costs and an improved safety performance.

Volumes	2001	2000	1999
Copper (000 tonnes)	**323**	313	311
Gold (000 ounces)	**1,236**	1,122	1,202
Silver (000 ounces)	**42,942**	44,387	41,389
Platinum/palladium in concentrate (000 ounces)	**115**	131	167
Number of employees	**647**	719	784

Other Investments

During the year, the Company sold its investment in Newmont Mining Corporation for gross proceeds of $243 million realizing a gain of $62 million.

Further investments were made in Falconbridge. A total of 1,037,600 shares were acquired by the end of 2001, increasing Noranda's ownership to 55.48%. Subsequent purchases in January 2002 has increased the level to 56.6%. Noranda will continue to increase its ownership in Falconbridge when there is an opportunity to acquire shares in the open market at acceptable prices.

American Racing Equipment ("ARE")

$ millions	2001	2000	1999
Sales	**378**	405	359
Purchased raw materials	**156**	130	113
Gross margins	**222**	275	246
Operating costs	**267**	280	240
Cash operating margin	**(45)**	(5)	6
Depreciation, amortization and reclamation	**21**	21	21
Operating margin	**(66)**	(26)	(15)
Shipments			
Aluminum wheels (000 units)	**2,885**	3,548	3,450
Employees	**1,507**	1,775	2,036

ARE supplies both original equipment manufacturers ("OEM") and the after-market through company-owned and independent distribution outlets. One of ARE's main competitive advantages is the American Racing brand, which is a highly recognizable name in the U.S. aluminum wheel after-market.

Sales and margins for 2001 were adversely affected by severe cutbacks in orders by a major original equipment customer, especially in the fourth quarter. Higher energy costs also impacted this year's results, particularly at the California operations where the majority of ARE's plants are located.

During 2001, operations were restructured to focus on the higher-margin, lower-volume after-market models and away from the commodity OEM wheels. As a result the Warsaw, Kentucky facility was closed at the end of the year. The plant produced on average 300,000 wheels per year and employed approximately 220 workers. During 2001, ARE also increased outsourcing of wheels as an integral part of its after-market strategy. Shipments of OEM wheels declined in 2001 while shipments of after-market wheels increased. By the end of 2001, the ARE product mix had shifted to 54% after-market and 46% OEM from prior year levels of 41%, and 59%, respectively.

Projects Under Development

Magnesium

Danville, Quebec

The new magnesium plant is owned 80% by Noranda and 20% by the Société générale de financement du Québec ("SGF"). The plant employs proprietary technology developed by Noranda for the extraction of magnesium from waste serpentine tailings. The tailings are located above ground, adjacent to the plant and total 57.5 million tonnes grading 23.2% magnesium by weight.

Construction of the facility began in April 1998 and was completed in December 2000. The plant is currently in the commissioning phase with 16 cells out of a total of 24 cells in operation at the end of 2001. These cells are currently producing at approximately 65% of power rated capacity. Additional cells will be brought into production throughout 2002 with commercial production levels expected to be achieved in the third quarter. Commercial production is defined to mean an annual production rate of approximately 60% of design capacity. The plant produced 9,339 tonnes of pure magnesium and magnesium alloy in 2001 and 435 tonnes in 2000.

Technical efforts are focused on increasing the performance and efficiency of the operation. Specific areas of focus include improvements in process equipment availability and capacity, operating unit costs and operations information management. Successful resolution of these issues will be required in order to reach plant design parameters.

The total capital investment in this project is expected to be approximately $1 billion, which is 36% higher than planned. The increase in capital cost is the result of a slower production ramp-up than originally planned and lower preproduction revenue because of low magnesium prices. All costs related to the ramp-up period net of revenues from the sale of preproduction are being capitalized.

Marketing

Noranda's strategy is to provide a full-service offering to alloy customers, especially in the high-value automotive industry, where pressure to improve fuel economy and reduce environmental emissions encourages manufacturers to lower the overall weight of vehicles. Magnesium's high strength-to-weight ratio and excellent die-castability make it an ideal candidate to replace other less versatile materials. The technical and marketing personnel of the Magnesium group are working closely with die-casters and automotive companies to service this market segment and to develop new products better suited to their needs. One key marketing objective is to commercialize Noranda's new high-temperature alloy designed for power train applications, such as automatic transmission housings and structural oil pans.

Throughout 2001, Noranda's magnesium was sampled, tested, qualified and sold to numerous strategic customers worldwide. Successful negotiations in the fourth quarter have led to favourable supply positions with the leading customers in each of our desired product-market segments. Over 75% of the planned production for 2002 has been placed with customers.

Magnesium prices have been under significant pressure as a result of significantly increased Chinese magnesium production combined with a weak economic business environment (see page 30 for a discussion on the magnesium market). Management will continue to focus on the implications of rising Chinese exports and their longer term impact on the magnesium market.

Noranda is currently marketing pure magnesium and magnesium alloy worldwide but is restricted from marketing pure magnesium in the United States due to anti-dumping duties.

Exploration

Noranda's exploration mandate is to add mineral reserves at existing operations and new low-cost copper, zinc, nickel, and platinum group metal (PGM) reserves through exploration or acquisition.

Noranda's program is currently focused on the advancement of the following copper projects: El Pachón, in Argentina, and El Morro and West Wall, in Chile. During the year, the exploration budget was reduced by $25 million annually as some grassroots activities were scaled back in favour of the more advanced projects.

During 2001, Falconbridge established a strategic alliance with Impala Platinum Holdings to jointly explore for PGMs and entered into option agreements relating to the South Voisey's Bay properties in Labrador and the Haut Plateau properties in Quebec.

The strategy of partnering to leverage the investment continues to be an integral component in the exploration program. Planned exploration expenditures for 2002 are estimated at $65 million.

Liquidity and Financial Position

Cash generated from operations, before net change in non-cash working capital, totaled $244 million in 2001, compared to $936 million in 2000. The decline is primarily the result of significantly lower metal prices compared to last year.

At year-end, working capital, excluding cash and short-term indebtedness, decreased to $1,107 million from $1,304 million at the end of 2000, primarily due to the impact of lower metal prices and inventory reductions due to the resolution of the strike at Sudbury. Further reductions in working capital are anticipated in 2002 as a result of the closure of the Gaspé smelter.

During 2001, Noranda received proceeds of $243 million from the sale of its non-core investment in Newmont Mining Corporation.

Capital Expenditures

Capital expenditures totaled $1,340 million in 2001 compared to $1,339 million in 2000.

Major capital expenditures in 2001 were required for the completion of Antamina, the new aluminum foil and magnesium plants and for the expansion of Altonorte. In addition, expenditures were directed towards the development of Mine D at the Kidd Mining division and the acquisition of Lomas Bayas.

Future capital expenditure requirements are expected to decline significantly. Expenditures in 2002 will primarily be used to continue to fund the expansion of Altonorte, and to proceed with the Collahuasi transition from the Ujina deposit to the Rosario deposit, and the development of Mine D at the Kidd Creek operation.

Operation ($ millions)	2002A	2001	2000
Nickel	102	155	168
Copper			
Kidd Creek	116	162	67
Collahuasi	115	49	41
Lomas Bayas	30	103	—
Antamina	29	257	402
Altonorte	83	143	26
Zinc	22	75	106
Aluminum	49	100	182
Recycling	45	28	37
Magnesium	55	133	211
Other	29	135	99
Total	675	1,340	1,339

A = Anticipated

Cash, Liquidity and Financing

Noranda maintains long-term credit arrangements and relationships with a variety of financial institutions and investors in order to facilitate its ongoing access to domestic and international financial markets to meet its funding requirements. Noranda's future financial requirements related to the projects currently under development and other capital expenditures will be funded primarily from a combination of existing cash balances, committed bank lines, operating cash flows, project financing and new borrowings.

Cash and cash equivalents totaled $285 million at December 31, 2001 compared to $663 million at December 31, 2000.

Noranda's liquidity is further enhanced by commercial banking facilities. Committed lines of bank credit at December 31, 2001 totaled $1,857 million of which $761 million have been drawn or utilized. These lines of credit are with various Schedule 1 and Schedule 2 Canadian chartered banks and syndicates of U.S. and international banks. These facilities have committed terms ranging up to six years and are unsecured. At December 31, 2001, $494 million of these bank lines were being utilized as back-up for outstanding commercial paper obligations.

In October 1999, the Company assisted CMA to obtain project financing commitments totaling $1,320 million to fund the construction and development of the Antamina project. At December 31, 2001, a total of $1,220 million was drawn. Repayment by CMA will start in the second quarter of 2002. The Company has provided a guarantee of its 33.75% pro rata share of the debt until the project's completion is certified, which is anticipated to occur in 2002.

Consolidated long-term debt, excluding the amount due in less than one year, stood at $4,403 million at December 31, 2001, compared to $3,821 million a year earlier. At December 31, 2001, Noranda's consolidated net debt-to-capitalization was 43.9% compared to 33.4% at December 31, 2000. Two major factors that increased consolidated debt during 2001 were the funding of scheduled capital expenditures and the impact of the weaker Canadian dollar on the translation of U.S. dollar-denominated debt. Excluding partially-owned subsidiaries, the Company's net debt was 36.7% of its total capitalization at year-end 2001, compared with 26.4% in 2000.

In February 2001, the Company filed a shelf prospectus in Canada and the United States to enable the issuance of up to US$800 million of public debentures under similar terms and conditions as its current outstanding debentures. In February 2001, the Company filed a supplement to the shelf prospectus and issued US$300 million of 10-year Senior Unsecured Notes. The non-redeemable notes, which are scheduled to mature in February 2011, have a coupon rate of 8.375%. The interest obligations associated with the issue were swapped into Canadian dollar-denominated floating rate obligations and the issue's net proceeds were used to repay outstanding debt. Noranda continues to monitor capital markets worldwide, seeking opportunities to diversify its borrowing sources and add to its flexibility in raising debt.

Noranda's long-term debt ratings with the credit rating agencies as at December 31 are noted below:

	2001	2000
◦ Standard and Poor's	BBB–	BBB
◦ Moody's	Baa2	Baa2
◦ Dominion Bond Rating Service	BBB (High)	BBB (High)

Risks and Uncertainties

Foreign Exchange

The majority of Noranda's products are either priced directly in U.S. dollars or, where local currency is received, are indexed to U.S. dollar prices. Approximately 51% of Noranda's assets are based in countries outside of Canada and therefore a portion of operating costs are denominated in the local currency. Consequently Noranda's earnings and cash flows are sensitive to changes in exchange rates. Excluding the impact of Noranda's hedging activities noted below, each Canadian $0.01 change in the annual average Canada/U.S. exchange rate impacts Noranda's after-tax earnings by approximately $12 million and its cash operating margin by $19 million. Noranda manages its foreign currency exposure by utilizing spot and forward foreign exchange contracts with its banks as counterparties. The contracts outstanding to hedge a portion of net future U.S. cash flows and the average annual rates of exchange of those contracts at December 31, 2001 are as follows:

- US$503 million at 1.5166, fixing approximately 31% of calculated 2002 net U.S. dollar cash flow
- US$310 million at 1.5144 for 2003
- US$306 million at 1.5077 for 2004 and beyond

Interest Rates

Approximately 70% of Noranda's December 31, 2001 indebtedness bears interest denominated at floating interest rates. This has been achieved through a combination of bank borrowings, project loan and commercial paper issuance, all denominated at floating rates of interest and a portfolio of interest rate swap agreements with banks designed to change fixed rate interest obligations into floating rate interest obligations. The sensitivity in 2002 of Noranda's annualized cash flow and net after-tax earnings to a 1% per annum fluctuation in interest rates is projected to be $32 million and $19 million, respectively.

Energy Prices

Noranda's operations and facilities are energy intensive. Higher average prices for natural gas and electricity offset by lower oil prices during 2001 are estimated to have increased consolidated operating cash costs by $20.8 million after tax. Electricity requirements at the Company's Quebec operations are supplied under long-term contracts by Hydro-Quebec. In Ontario, rates on long-term contracts from the main provider, Ontario Power Generation, increased by approximately 14% during 2001. At the primary aluminum smelter in Missouri, electricity is supplied under a contract expiring in 2003. Until 2003, the contract is partially indexed to the price of aluminum and coal.

Metal Prices

The prices of metals that Noranda produces and the level of treatment and refining charges pertaining to its metallurgical operations are the most significant factors influencing cash flow and earnings. Noranda mitigates the risk of changes in metal prices stemming from processing third-party custom feed through its metallurgical operations by entering into various metal price hedging transactions. These transactions are primarily designed to reduce financial risk or exposure to metal price movement and to preserve operating margins on work in process.

The Company reduces the overall volatility of its earnings exposure to London Metals Exchange-based selling prices or benchmark treatment and refining charges through:

- diversification into five principal base metals – copper, zinc, aluminum, nickel and magnesium
- integration, where possible, of mine output with metallurgical processing facilities
- the structure and terms of long-term custom concentrate supply agreements
- targeting higher-margin complex custom concentrate feeds
- the development of a significant recycling business which is integrated with the primary copper metallurgical business to

provide an ongoing feed source of high-margin material for the smelters

- selling metal production directly to industrial consumers or to higher-margin markets
- producing value-added alloys, shapes and products
- downstream integration of its aluminum business with the aluminum foil fabrication business

Earnings Sensitivity

The chart below shows the annualized impact on Noranda's net earnings of a 10% change in metals prices. For example, a 10% change in the 2001 fourth-quarter average zinc price ($0.35 per pound) would affect after-tax earnings by approximately $43 million.


($ millions)
Zinc
Copper
Nickel
Aluminum
Silver
Lead
US$0.35/lb.
US$0.65/lb.
US$2.30/lb.
US$0.60/lb.
US$4.29/oz.
US$0.22/lb.
0
10
20
30
40
50

Managing Project Risks

In pursuing its goal of a better than 15% return on equity over the business cycle, Noranda has chosen to invest in projects with appropriate returns and with sufficient size to positively influence shareholder value.

There may be risks associated with some projects due to:

- the magnitude of investment required
- prolonged construction periods
- local or regional political risks
- environmental issues
- market volatility
- the deployment of new technologies

Environment

Noranda is committed to the principles of sustainable development and an effective environment, safety and health management system, including an internal environment audit program.

At December 31, 2001, Noranda had $339 million in its accounts for future site restoration and closure costs, including $50 million provided in 2001.

Notwithstanding these provisions, future changes to regulations may have a negative impact on Noranda.

Metal Markets

Copper


Price (US$/lb.)
Inventories (000 tonnes)
1.20
0.90
0.60
0.30
0
1600
1200
800
400
0
97
98
99
00
01
LME price
LME, producer and other inventories

LME prices averaged US$0.71 per pound during 2001 with monthly averages ranging between US$0.62 and US$0.81.

The economic slowdown which started in North America in late 2000 and spread to Europe and South East Asia by the summer of 2001 resulted in Western World copper demand declining by 5.8%, the first negative growth for copper in 15 years. All market areas suffered declines, particularly the telecommunications and information technology sector, with only the strength of construction throughout the year being able to withstand the economic malaise.

Reflecting the decline in demand, warehouse stocks climbed 150% during the year with most of this occurring in the third quarter. Prices began to stabilize late in the fourth quarter following announcements by various producers of cutbacks in production levels for 2002, which should result in a slight market deficit assuming there is a steady economic recovery in North America by the second half. Warehouse stocks may not decline much in 2002 unless there is a larger market deficit than currently forecast but prices may be more influenced by fund buying rather than the supply/demand fundamentals.

Copper Treatment and Refining Charges


Price (US$/tonne)
150
100
50
0
97
98
99
00
01
Benchmark copper treatment charges

Annual treatment and refining charges for copper concentrates rose during 2001, averaging around US$75 per tonne for smelting and US$0.075 per pound for copper refining.

Following an early conclusion to the annual contract negotiations, spot treatment terms climbed during the first quarter to reach highs of around US$80 and US$0.08. However, and in spite of the successful start-up of operations at Antamina, spot terms came under pressure early in the third quarter due to the combination of strong Chinese demand for concentrates and the continued decline in copper prices. Fuelled by a number of announcements in the fourth quarter of planned mine cutbacks and closures, merchants drove terms down to reach year-end lows near US$50 and US$0.05 in anticipation of a tighter market in the months ahead.

Annual charges for 2002 have come off the 2001 levels with early benchmarks being established in the Far East at around the US$70 and US$0.07 level.

Zinc



Price (US$/lb.)
Inventories (000 tonnes)
0.80
0.60
0.40
0.20
0
1000
750
500
250
0
97
98
99
00
01
LME price
LME, producer and other inventories

The LME cash price for zinc averaged US$0.40 per pound in 2001, down from US$0.51 in 2000. The price declined steadily throughout the year to near 40-year lows by December. The decline resulted from lower zinc consumption caused by the global economic downturn and increased mine and smelter production. LME zinc stocks that had reached a 10-year low in January 2000 of 195,000 tonnes increased to 433,000 tonnes by the end of 2001.

All zinc end-use sectors and geographic markets experienced declines in demand. The U.S. steel industry was most visibly affected, as evidenced by the weak financial state of the industry, and merger and plant closure discussions that have been initiated.

The current market outlook for 2002 forecasts an economic turnaround in the second half of the year. The zinc supply and demand balance is expected to moderate considerably in 2002 due to mine closures that have been prompted by weak zinc prices. Prices are forecast to improve in 2002 due to improving zinc demand and declining surpluses.

Aluminum



Price (US$/lb.)
Inventories (000 tonnes)
1.00
0.75
0.50
0.25
0
3000
2250
1500
750
0
97
98
99
00
01
LME price
LME, producer and other inventories

LME cash prices for 2001 averaged US$0.65 per pound, with the market in a general downtrend throughout the year. The year began fairly strong with January highs of US$0.72 but ended with December averaging US$0.61.

The aluminum market followed the general U.S. and world economic conditions. Power-related smelter curtailments gave support to the price for the first half of the year before the continuing world economic malaise and the terrorist attacks took their toll on all markets in the third quarter.

Worldwide demand for 2002 is expected to remain soft at the beginning of the year with improvement expected in the second quarter. A moderate surplus is forecast for the year, with improved demand offsetting increased smelter production. Renewed demand is expected from general economic improvement as well as from potentially significant inventory restocking throughout the supply chain as consumers appear to have little or no inventory on hand after months of destocking. Aluminum, in particular, is likely to struggle for major price gains since the threat of smelter restarts looms over the market. China is attempting to almost double its production capacity by 2005, so its position as net aluminum importer or exporter will have a great effect on the worldwide balance. Overall, 2002 is a year of anticipated recovery with 2003 posing even greater upside potential for aluminum.

Nickel



Price (US$/lb.)
Inventories (000 tonnes)
5.00
3.75
2.50
1.25
0
80
60
40
20
0
97
98
99
00
01
LME price
LME inventories

Nickel prices changed significantly in 2001, with the LME cash settlement price trading in a range of US$3.42 per pound to US$2.01 per pound. The main negative influences on the nickel price this year were the nearly 4% decline in stainless steel production and a 2.5% decline in the non-stainless sector, coupled with nickel supply growth of over 3.5% relative to last year. The prolonged bottoming of the U.S. economy and a deteriorating domestic economy in Japan, established the negative trend for Western World stainless steel production in 2001. Underlying weakness in demand kept all market areas subdued for most of the year.

Some of the few bright spots are Chinese demand, which continues to experience strong levels of nickel consumption, and a reduction in Russian exports of refined nickel, as well as a shortage of stainless steel scrap. Russian cutbacks in exports were not accompanied by a corresponding cut in production with the result of a build-up of off-warrant stocks. While the reduced Russian exports were supportive of the nickel price, the build-up of off-warrant stocks will overhang the market in the future. Furthermore, restrictions placed by the Russian government on exports of stainless steel scrap led to a tightness of scrap supply, particularly in Europe. Moreover, subdued nickel prices discouraged Western scrap processors from collecting additional scrap units. These latter two factors assisted in maintaining low levels of LME nickel stocks, as benchmarked against historical standards and relative to the stock increases witnessed elsewhere in the base metals complex.

Magnesium

Western World Demand


Tonnes
500,000
400,000
300,000
200,000
100,000
0
91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06
Aluminum alloying
Desulphurization
Die casting
Others

Note: Secondary magnesium eliminated from IMA data effective end 1999.

The magnesium industry has experienced significant changes over the last two years. Chinese producers have emerged as the dominant suppliers. Exports from China currently account for about 40% of Western World demand versus 7% in 1995. As a result, three major Western suppliers are in the process of closing, taking approximately 93,000 tonnes of production out of the market, representing 25% of Western World demand. U.S. Die-Cast and Dealer Import prices, as reported by Metals Week, have declined approximately 20% from January 2000 to January 2002. Magnesium demand slowed in 2001 in conjunction with the world economic slowdown.

Projected long-term growth rate for magnesium usage in die-casting and aluminum alloying is expected to be 10.5% and 1.5% respectively.

Noranda anticipates a decline in magnesium inventories in 2002, with rising volumes from Magnola only partially offsetting plant closures. However, aggressive Chinese exports of magnesium coupled with the anticipated lifting of European anti-dumping duties continue to exert downward pressure on prices.

Average Fourth-quarter 2001 Prices Versus 10-Year Prices

The average prices for Noranda's four main metals were all below the 10-year average levels, with some fourth-quarter prices close to or reaching multi-year lows. The effect on Noranda's annualized earnings of a change in the price of a product can be determined by referring to the sensitivity chart on page 28.


(%)
10-year average prices = 100%
Zinc
Copper
Nickel
Aluminum
Silver
Lead
Gold
0
20
40
60
80
100

Management's Responsibility

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial statements are not precise since they include certain amounts based on estimates and judgments. When alternative methods exist, management has chosen those it deems most appropriate in the circumstances in order to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with generally accepted accounting principles. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

Noranda maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant and reliable and that Noranda's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management's discussion and analysis. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee also reviews the consolidated financial statements, management's discussion and analysis, the external auditors' report, and examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board for its consideration when approving the consolidated financial statements for issuance to the shareholders. Ernst & Young LLP, the external auditors, have full and free access to the Audit Committee.

David W. Kerr
Chairman and Chief
Executive Officer

Aaron W. Regent
Executive Vice-President
and Chief Financial Officer

February 7, 2002

Auditors' Report

To the Shareholders of Noranda Inc.

We have audited the consolidated balance sheets of Noranda Inc. as at December 31, 2001 and 2000 and the consolidated statements of earnings (loss) and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Chartered Accountants

Toronto, Canada
February 7, 2002

Consolidated Balance Sheets

Noranda Inc. (incorporated under the laws of Ontario)

($ millions) As at December 31	Notes	2001	2000
ASSETS			
Current assets			
Cash and cash equivalents		$ 285	$ 663
Accounts receivable		829	1,011
Inventories		1,463	1,557
		2,577	3,231
Capital assets	4	9,208	8,184
Investment and other assets		247	363
		$ 12,032	$ 11,778
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Bank advances and short-term notes		$ 5	$ 21
Accounts and taxes payable		1,185	1,264
Debt due within one year	5	512	113
		1,702	1,398
Long-term debt	5 and 8	4,403	3,821
Deferred credits	6	910	1,199
Minority interest in subsidiaries	7	1,220	1,266
Shareholders' equity	8 and 9	3,797	4,094
		$ 12,032	$ 11,778

Commitments and contingencies [note 12]

(See accompanying notes)

On behalf of the Board:

David W. Kerr
Director

George E. Myhal
Director

Consolidated Statements of Earnings (Loss) and Retained Earnings

($ millions, except per share amounts) *Years ended December 31*	Notes	2001	2000
EARNINGS (LOSS)			
Sales		$ 6,152	$ 6,957
Cost of operations		2,918	2,946
Purchased raw materials		2,469	2,575
Cash operating margin		765	1,436
Other expenses (income)			
Depreciation, amortization and reclamation		619	522
Corporate and general administration		86	81
Exploration		78	94
Research and development		37	48
Interest, net	5	140	118
Other income		(59)	(59)
Taxes and provisions	10	(62)	126
Minority interest		18	213
Earnings (loss)		(92)	293
Basic earnings (loss) per common share	9	$ (0.47)	$ 1.14
Diluted earnings (loss) per common share	9	$ (0.47)	$ 1.13
RETAINED EARNINGS			
Balance, beginning of year		$ 1,199	$ 1,118
Earnings (loss)		(92)	293
		1,107	1,411
Dividends:			
Common		(191)	(191)
Preferred		(17)	(17)
Other		(3)	(4)
Balance, end of year		$ 896	$ 1,199

(See accompanying notes)

Consolidated Statements of Cash Flows

($ millions) Years ended December 31	Notes	2001	2000
CASH REALIZED FROM (USED FOR):			
Operations			
Earnings (loss)		$ (92)	$ 293
Charges (credits) not affecting cash:			
Depreciation and amortization		612	520
Deferred taxes		(214)	(16)
Minority interest		18	213
Reclamation provisions, foreign exchange and other		(80)	(74)
		244	936
Net change in accounts receivable, inventories and payables		157	20
Cash from operations		401	956
INVESTMENT ACTIVITIES			
Capital expenditures		(1,340)	(1,339)
Cash acquired – Lomas Bayas	2	17	—
Investments and advances		(26)	(204)
Dispositions		261	210
		(1,088)	(1,333)
Cash used before financing activities		(687)	(377)
FINANCING ACTIVITIES			
Long-term debt, including current portion:			
Issued		859	1,042
Repaid		(296)	(465)
Issue of shares	9	2	2
Dividends paid		(208)	(208)
Settlement of stock options		—	(1)
Issue of shares – minority shareholders, net		—	(1)
Dividends paid to minority shareholders		(48)	(56)
		309	313
Cash used		(378)	(64)
Cash, beginning of year		663	727
Cash, end of year		$ 285	$ 663

(See accompanying notes)

($ millions except as otherwise indicated) December 31, 2001

1. Accounting Policies

Basis of Presentation of the Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of Noranda Inc. (the "Company") and all of its subsidiaries and joint ventures (together, "Noranda"). Long-term investments in associated companies in which Noranda has significant influence are accounted for on the basis of cost plus equity in undistributed earnings since the dates of investment. The interests of the Company, Falconbridge Limited ("Falconbridge") and Novicourt Inc. ("Novicourt") in their joint ventures are proportionately consolidated. The difference between the cost of the shares of associated companies and the underlying net book value of the assets is amortized over the estimated economic life of the assets to which the difference is attributed.

Translation of Foreign Currencies

The accounts of self-sustaining foreign operations are translated using the current rate method, under which all assets and liabilities are translated at the exchange rate prevailing at year-end, and revenues and expenses at average rates of exchange during the year. Gains or losses on translation of these account balances are not included in the consolidated statements of earnings (loss), but are deferred and shown as a separate item in shareholders' equity. Gains or losses on foreign currency loans and transactions that are designated as hedges of a net investment in self-sustaining foreign operations are reported in shareholders' equity in the same manner as translation adjustments.

Foreign-denominated monetary assets and liabilities of Canadian operations and integrated foreign operations are translated at the exchange rates prevailing at the year-end, and revenue and expenses (other than depreciation) at average rates of exchange during the year. Exchange gains and losses arising on the translation of the accounts are included in consolidated earnings. Non-monetary assets and liabilities are translated at historical rates of exchange.

Cash and Cash Equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with original maturities of three months or less and are stated at cost, which approximates market value.

Product Inventories

Mining and metallurgical product inventories are valued at the lower of net realizable value and average cost. Aluminum and fabricated product inventories are valued at the lower of cost (determined on a first-in, first-out basis) and net realizable value. Inventories of operating supplies and raw materials are valued at the lower of average cost and replacement value.

Revenue Recognition

Revenue from the sale of base metals, aluminum and fabricated products are recorded when the rights and obligations of ownership pass to the buyer, which generally occurs upon shipment. Prices used for provisionally priced sales are based on market prices prevailing at the time of shipment and are adjusted upon final settlement with customers pursuant to the terms of sales contracts.

Financial Instruments

Noranda enters into interest rate swap agreements to alter the interest characteristics of a portion of its outstanding debt from a fixed to a floating rate basis. These agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. Noranda also enters into interest rate swap agreements that involve the payment of fixed rate amounts in exchange for the receipt of floating rate interest over the life of the agreement. The differential paid or received as a result of interest rate swap agreements is accrued and recognized as an adjustment to interest expense related to the debt.

Noranda uses forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures and futures, and forward and option contracts to hedge the effect of price changes on a portion of the commodities it sells. Gains and losses on these contracts are reported as a component of the related transactions. Gains and losses on early termination of hedging contracts are deferred until the hedged items are recognized in earnings. From time to time, Noranda enters into futures and forward contracts for the purchase or sale of commodities and currencies not related to production. Provisions are made for any estimated unrealized gains and losses on these contracts.

Noranda also uses cross-currency swap agreements which are used to hedge the interest rate risk and foreign currency exposures related to its U.S. dollar-denominated debt. Gains or losses on these contracts are accounted for in the same manner as the interest rate swap agreements and forward exchange contracts discussed above.

Noranda does not consider the credit risk associated with its financial instruments to be significant. Interest rate swaps, foreign currency contracts and commodity hedge contracts are maintained with high-quality counter-parties, and Noranda does not anticipate that any counter-party will fail to meet its obligations. Noranda does not have significant exposure to any individual customer, and these risks are further managed through an effective credit management program.

Depreciation, Amortization and Reclamation

Depreciation of property, plant and equipment is based on the estimated service lives of the assets, calculated primarily on a straight-line basis. Preproduction and mine development expenditures are amortized over the estimated life of the mine on the unit-of-production method. Construction in progress will be depreciated once the project is substantially completed. Provisions are made for future site reclamation and closure costs, net of expected recoveries, in a rational and systematic manner by charges to earnings over the expected life of an operation.

The estimated site reclamation and closure costs may change based on future changes in operations, costs of reclamation and closure activities, and regulatory requirements.

Preproduction Costs

Preproduction costs related to major projects are deferred until the facilities achieve commercial production or are deemed to be uneconomic. These deferred costs are amortized on a unit of production method over the estimated useful life of the project or are written off when the project is determined to be uneconomic.

Exploration

Mining exploration expenditures are charged against current earnings unless they relate to properties from which a productive result is reasonably certain. Gains on sales of mining exploration properties or recoveries of costs previously written off are credited against exploration expense.

Income Taxes

Current income taxes are recognized for the estimated income and mining taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Future income taxes are measured using the tax rates and laws that will be in effect when the differences are expected to reverse or the losses to be realized.

Interest

Interest expense is charged to earnings, except for interest that can be identified with a major capital expenditure program, which is capitalized.

Post-employment Costs

The cost of retirement benefits and certain post-employment benefits are recognized as the benefits are earned by the employees. Noranda uses the accrued benefit method pro-rated on length of service and management's best estimate assumptions to value its pensions and other retirement benefits. Assets are valued at fair value for the purpose of calculating the expected return on plan assets. Past service costs from plan amendments are amortized on a straight-line basis over the term of the employment contract. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

Under its defined contribution retirement savings program, Noranda makes payments based on employee earnings and partially matches employee contributions, to a defined maximum. Employees may receive profit sharing credits based on earnings.

Changes in the valuation allowance relating to the movement in future service costs are charged to earnings in the year of the change.

Stock-based Compensation Plan

The Company has a stock-based compensation plan. No compensation expense is recognized for this plan when shares or stock options are issued to employees. Shares issued under the plan are recorded at the issue price. If stock options are exercised by participants using the market growth option feature, the excess of consideration paid over the stock option exercise price is charged to retained earnings.

The Company also has an employee share savings plan through which employees can purchase shares of the Company at market prices. For each dollar employees contribute to the plan, the Company contributes a prescribed percentage, which is expensed as employee compensation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Comparative Consolidated Financial Statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2001 consolidated financial statements.

2. Acquisition

On July 26, 2001 Noranda's partially-owned subsidiary, Falconbridge, acquired all of the issued and outstanding shares of Compañia Minera Lomas Bayas (Lomas Bayas) and Compañia Minera Boliden Westmin Chile Limitada for cash consideration of $101, representing mainly capital assets net of $162 of assumed debt.

On September 28, 2001, Noranda acquired the rights to the El Pachón deposit located in central western Argentina for cash consideration of $45 plus another $3 to be paid at the earliest of four years from the acquisition date or making a production decision.

3. Joint Ventures

Noranda's share of the assets, liabilities and equity, revenues and expenses and cash flows of its major joint ventures for the years ended December 31, 2001 and 2000 is as follows:

	2001				
	Antamina	Magnesium	Louvicourt	Collahuasi	Total
Balance Sheets					
Current assets	$ 111	29	18	161	$ 319
Capital assets and other	1,117	780	37	1,278	3,212
	$ 1,228	809	55	1,439	$ 3,531
Current liabilities	$ 192	26	4	123	$ 345
Long-term debt and other	586	7	2	888	1,483
Minority interest in subsidiaries	—	—	20	190	210
Advances and other	450	776	29	238	1,493
	$ 1,228	809	55	1,439	$ 3,531
Statements of Earnings (Loss)					
Sales and other revenues	$ 52	—	46	366	$ 464
Expenses	60	—	43	317	420
Minority interest	—	—	1	22	23
Noranda's share of earnings (loss)	$ (8)	—	2	27	$ 21
Statements of Cash Flows					
Cash realized from (used for):					
Operations	$ (2)	—	22	145	$ 165
Investment activities	(258)	(133)	(1)	(50)	(442)
Financing activities	153	—	—	(61)	92

	2000				
	Antamina	Magnesium	Louvicourt	Collahuasi	Total
Balance Sheets					
Current assets	$ 54	16	22	123	$ 215
Capital assets and other	811	652	51	1,230	2,744
	$ 865	668	73	1,353	$ 2,959
Current liabilities	$ 88	24	4	121	$ 237
Long-term debt and other	456	4	2	876	1,338
Minority interest in subsidiaries	—	—	28	161	189
Advances and other	321	640	39	195	1,195
	$ 865	668	73	1,353	$ 2,959
Statements of Earnings					
Sales and other revenues	$ —	—	57	451	$ 508
Expenses	—	—	40	357	397
Minority interest	—	—	7	47	54
Noranda's share of earnings	$ —	—	10	47	$ 57
Statements of Cash Flows					
Cash realized from (used for):					
Operations	$ —	—	32	162	$ 194
Investment activities	(402)	(211)	(1)	(40)	(654)
Financing activities	382	—	—	(120)	262

Noranda holds a 33.75% interest in Antamina, a copper/zinc mine project in Peru. The Antamina project achieved commercial production in the fourth quarter of 2001.

Noranda owns an 80% joint venture interest in the Magnesium project, a facility for the extraction of magnesium from mining residues in Danville, Quebec.

The Company holds through its 62.1%-owned subsidiary, Novicourt, a 45% joint venture interest in the Louvicourt copper/zinc mine in northwestern Quebec.

Falconbridge holds a 44% interest in Compañia Minera Doña Inés de Collahuasi S.C.M. ("Collahuasi"); a corporation which owns the mining and water rights and other assets relating to the Collahuasi project, and which secured financing, conducts the operations and markets the products of the property.

4. Capital Assets

As at December 31	2001						
	Aluminum	Copper	Nickel	Recycle and Complex Materials	Zinc	Other	Total
Property, plant and equipment, at cost	$ 2,103	4,731	2,558	1,016	1,592	342	$ 12,342
Accumulated depreciation	(1,097)	(1,416)	(1,356)	(635)	(873)	(296)	(5,673)
	1,006	3,315	1,202	381	719	46	6,669
Deferred preproduction, development and exploration (net)	—	702	392	—	108	73	1,275
Projects under development	—	174	—	—	31	1,059	1,264
	$ 1,006	4,191	1,594	381	858	1,178	$ 9,208

As at December 31	2000						
	Aluminum	Copper	Nickel	Recycle and Complex Materials	Zinc	Other	Total
Property, plant and equipment, at cost	$ 1,580	3,153	2,451	1,035	1,557	350	$ 10,126
Accumulated depreciation	(995)	(1,243)	(1,237)	(614)	(800)	(313)	(5,202)
	585	1,910	1,214	421	757	37	4,924
Deferred preproduction, development and exploration (net)	—	611	420	4	119	7	1,161
Projects under development	330	852	—	—	8	909	2,099
	$ 915	3,373	1,634	425	884	953	$ 8,184

Projects in Process

Included in projects under development are amounts relating to the Magnesium project of $780 (2000 – Magnesium $652; Antamina $811) [note 3].

5. Debt

	Interest rates[1]	Total 2001	2002	2003	2004	2005	2006	2007 to 2010	After 2010	Total 2000
			Principal repayment schedule as at December 31, 2001							
Debt of the Company and its wholly-owned subsidiaries:										
Notes payable and revolving term loans	2.63%	$ 446	11	1	1	83	300	50	—	$ 604
Senior debentures	4.87%	1,911	318	318	478	318	—	—	479	1,350
Liability element of convertible debentures [note 8]	5.00%	35	—	—	—	—	—	35	—	40
	4.46%	2,392	329	319	479	401	300	85	479	1,994
Debt of partially-owned subsidiaries and joint ventures	4.64%	2,523	183	290	158	477	503	856	56	1,940
Total	4.55%	$ 4,915	512	609	637	878	803	941	535	$ 3,934
Debt due within one year		512								113
Long-term debt		$ 4,403								$ 3,821

1 Weighted average interest rates after swap contracts, as at December 31, 2001.

Notes payable and revolving term loans include borrowings under unsecured bilateral bank lines of credit that are structured to provide the Company with the right to borrow at floating rates and repay these amounts over the next six years. At December 31, 2001, Noranda and Falconbridge had total committed lines of $1,857 of which Noranda had utilized $435 out of its committed lines of $1,101 while Falconbridge had utilized $326 out of its committed lines of $756.

Senior debentures of US$1,200 are direct unsecured obligations of the Company.

Debt of partially-owned subsidiaries and joint ventures includes US$412, Noranda's 33.75% share of the US$1,220 of borrowings under Antamina's US$1,320 senior credit facilities. These facilities, provided by a consortium of international banks and national import/export credit agencies, have average maturity dates ranging from 6.5 to 10.5 years. With the exception of US$200, all of these facilities are insured for political risks or are otherwise guaranteed for political risks by multilateral, national or private sector institutions. The average interest rate, inclusive of political risk insurance premiums and guarantee fees, ranges from LIBOR +2.4% to approximately LIBOR +4.1%. This facility is guaranteed by Noranda until specific completion tests are met.

After taking into account current interest rates, the fair value of the debt of the Company at December 31, 2001 was greater than book value by $28 (2000 – $10), and the fair value of the debt of its partially-owned subsidiaries and joint ventures was greater than book value by $6 (2000 – less than book value by $11).

Interest rate swap agreements of $640 and US$300 (2000 – $640) have been entered into by the Company, and US$741 (2000 – US$300) by its partially-owned subsidiaries and joint ventures, whereby fixed rates of interest are received and floating rates are paid for terms up to seven years. In addition, interest rate swap agreements of US$397 (2000 – US$150) have been entered into by the Company's partially-owned subsidiaries and joint ventures, whereby fixed rates of interest are paid and floating rates are received for a period up to five years. As at December 31, 2001, the estimated aggregate fair value of the interest rate swap agreements of the Company and its partially-owned subsidiaries and joint ventures had a mark-to-market value of $87 and $11, respectively (2000 – $60 and $14, respectively).

Interest, net	2001	2000
Interest on long-term debt	$ 271	$ 265
Interest on short-term debt	11	15
Interest income	(32)	(60)
	250	220
Capitalized interest	(110)	(102)
	$ 140	$ 118

6. Deferred Credits

As at December 31	2001			2000		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Future income taxes [note 10]	$ 56	264	$ 320	$ 243	360	$ 603
Reclamation and other environmental provisions	248	91	339	233	79	312
Pension, benefits and other provisions	(15)	266	251	12	272	284
	$ 289	621	$ 910	$ 488	711	$ 1,199

7. Minority Interests in Subsidiaries

As at December 31	2001	2000
Preferred shares of subsidiaries	$ 199	$ 199
Common equity interests	1,021	1,067
	$ 1,220	$ 1,266

8. Convertible Debentures

The $150 adjustable rate convertible subordinated debentures Series 1, due April 30, 2007, bear interest at a rate which is the greater of 5%, or of 1% plus the percentage that two times the common share dividend paid in the previous six months is of the conversion price. The debentures are convertible at the holder's option into common shares of the Company at a conversion price of $27.55 per common share, on or before the last business day prior to the maturity date of the debentures, or the last business day prior to redemption. The Company has the option of redeeming the debentures, and upon maturity they are redeemable, at the Company's option, for common shares of the Company.

The Company's convertible debentures contain both debt and equity components. Although under certain conditions the interest portion of the debentures may be settled by issuing common shares, the Company believes it is improbable that those conditions will be met, and has accounted for the present value of the interest portion as a liability. At December 31, 2001, this liability amounted to $35 (2000 – $40). The amount representing the principal has been classified as a component of shareholders' equity and was $115 at December 31, 2001 (2000 – $110).

9. Shareholders' Equity

Capital Stock

Authorized:

Preferred Shares, an unlimited number
Common shares, an unlimited number
Participating shares, an unlimited number

	2001	2000
Issued:		
Preferred Shares Series F	$ 81	$ 300
Preferred Shares Series G	219	—
Equity element of convertible debentures [note 8]	115	110
Common shares	2,401	2,399
	2,816	2,809
Retained earnings	896	1,199
Currency translation adjustment	90	90
	3,802	4,098
Share purchase plan	(5)	(4)
	$ 3,797	$ 4,094

Preferred Shares Series F

The Company had 3,246,057 (2000 – 12,000,000) Cumulative, Redeemable Preferred Shares, Series F (the "Series F Preferred Shares") outstanding at December 31, 2001.

Prior to November 1, 2001, holders of Series F Preferred Shares received a quarterly fixed dividend at a rate of 5.8% per annum. On November 1, 2001, the Series F Preferred Shares commenced paying a monthly floating dividend based on a dividend rate that fluctuates over time between 50% and 100% of Prime for each month. The dividend rate is adjusted upwards or downwards on a monthly basis by an Adjustment Factor whenever the Calculated Trading Price, being the market price of the Series F Preferred Shares, is $24.875 or less or $25.125 or more, respectively. The Adjustment Factor for a month is based on the Calculated Trading Price of the Series F Preferred Shares for the preceding month. The maximum Adjustment Factor for any month is ±4.00%. The annual floating dividend rate for any month is Prime multiplied by the Designated Percentage for such month (the Adjustment Factor for such month plus the Designated Percentage for the preceding month).

Holders of Series F Preferred Shares had the right to convert their shares, effective on November 1, 2001, on a one-for-one basis into Cumulative, Redeemable Preferred Shares, Series G (the "Series G Preferred Shares"). Of the 12,000,000 outstanding Series F Preferred Shares, 8,753,943 were converted into Series G Preferred Shares. Holders will again have the right to convert their shares, on a one-for-one basis into Series G Preferred Shares on November 1, 2006, and every five years thereafter.

On November 1, 2001, the Series F Preferred Shares became redeemable, at the option of the Company, at $25.50 per share plus unpaid and accrued dividends.

Preferred Shares Series G

The Company had 8,753,943 (2000 – nil) Cumulative, Redeemable Preferred Shares, Series G outstanding at December 31, 2001. These Series G Preferred Shares were issued as a result of the conversion of the same number of Series F Preferred Shares into Series G Preferred Shares on November 1, 2001.

For each of the five years commencing November 1, 2001, holders of Series G Preferred Shares will receive, as and when declared by the Board of Directors, a quarterly fixed dividend at a rate of 6.10% per annum.

On November 1, 2006, the Series G Preferred Shares will be redeemable, at the option of the Company, at $25.00 per share plus unpaid and accrued dividends. Subject to certain conditions, holders of Series G Preferred Shares will have the right to convert their shares into Series F Preferred Shares on a one-for-one basis on November 1, 2006 and on November 1 of every fifth year thereafter.

Non-voting Participating Shares

The authorized and unissued non-voting participating shares participate ratably with the holders of common shares in dividends and distributions of the assets of the Company.

Summary of Common Share Transactions	Shares (000)	Amount
Common shares, December 31, 1999	238,315	$ 2,397
Issued	97	2
Common shares, December 31, 2000	238,412	$ 2,399
Issued	172	2
Common shares, December 31, 2001	**238,584**	**$ 2,401**

Earnings Per Share

Effective January 1, 2001, the Company adopted the Canadian Institute of Chartered Accountants new recommendations for earnings per share on a retroactive basis. The most significant change under the new recommendations is the use of the treasury stock method to compute the dilutive effect of stock options. The adoption of the new recommendations did not have a material impact on the calculation of basic or diluted earnings per share.

The basis of calculation of basic earnings per share is unchanged from prior years and is determined by dividing net earnings, after deducting preferred share dividends and the equity portion of the convertible debenture interest, by the weighted average number of common shares outstanding during the year, excluding shares securing employee share purchase loans. Basic earnings per share was calculated using a weighted average number of shares outstanding of 238,228,411 (2000 – 238,162,903).

Diluted earnings (loss) per share assumes that outstanding stock options are exercised at the beginning of the period (or at the time of issuance, if later) and the proceeds are used to purchase common stock at the average market price during the period, and that convertible debentures are converted into common shares at the beginning of the period. Diluted earnings (loss) per share was $(0.47) (2000 – $1.13).

Share Purchase Plan

In 1998 and 2001, the Company issued loans to executives of the Company for the purchase of common shares under the share purchase plan. The loans are repayable on demand, mature in 2008 and 2011, and are secured by a pledge of 314,570 common shares at December 31, 2001 (2000 – 214,570). Loans receivable at December 31, 2001 of $5 (2000 – $4) are recorded as a reduction of shareholders' equity, and upon loan repayment there will be a corresponding increase in shareholders' equity..

Stock Options

The Company has a stock option plan through which options may be granted to directors, officers and employees for the purchase of common shares. Options were granted at prices equal to the five-day average price prior to the grant. Stock options granted from 1997 through to December 31, 1999 have a 10-year term and contain vesting provisions of 20% on the first anniversary following the date of the grant, and a further 20% on each of the four subsequent anniversary dates. Stock options granted since January 1, 2000 have a 10-year term and the same vesting provisions; however, they also contain an accelerated vesting feature specifying that on the first day that the market price of the common shares is 20% greater than the exercise price of the option, the final tranche of unvested options outstanding on that date will immediately vest and be exercisable.

A summary of the status of the stock option plan and changes during the years is presented below:

	2001		2000	
	Options (000)	Weighted-average exercise price	Options (000)	Weighted-average exercise price
Outstanding, beginning of year	5,250	$ 17.93	3,902	$ 18.33
Granted	2,453	15.16	1,710	17.06
Exercised through the purchase option feature	—	—	(38)	18.85
Exercised through the market growth option feature	(9)	15.00	(202)	18.85
Cancelled	(512)	19.37	(122)	16.65
Outstanding, end of year	7,182	$ 16.90	5,250	$ 17.93

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options outstanding			Options exercisable	
Range of exercise prices	Number (000) outstanding at December 31, 2001	Weighted-average remaining contractual life (years)	Weighted-average exercise price	Number (000) exercisable at December 31, 2001	Weighted-average exercise price
$14.86 to $17.88	5,962	9.0	$ 16.09	1,142	$ 16.48
$18.10 to $19.29	712	7.0	19.14	426	19.14
$23.26 to $24.17	508	6.0	23.27	407	23.27
	7,182	8.6	$ 16.90	1,975	$ 18.45

Deferred Stock Unit Plan

Under the Deferred Stock Unit (DSU) Plan for the Company's non-employee directors, each eligible director may elect to be paid annual retainer fees and/or meeting attendance fees in DSUs rather than in cash. A DSU is a notional unit, equivalent in value to a common share.

Deferred stock units are credited with "dividend equivalents" when dividends are paid on the common shares of the Company, and such dividend equivalents are converted into additional units based on the fair market value of common shares on the date credited.

Payment of DSUs is not made until such time as the director leaves the Board, and may be in cash or in common shares of the Company purchased on the open market.

As of December 31, 2001 the total DSUs held by participating directors was 12,623 (2000 – 4,003), the accrual in respect of which was not significant for 2001 and the comparative year.

Dividend Reinvestment Plan

Canadian resident shareholders may elect to reinvest their cash dividends from common shares to purchase additional shares. During 2001, 71,670 (2000 – 59,053) common shares were issued under the dividend reinvestment plan.

10. Taxes and Provisions

As at December 31	2001	2000
Income and production taxes (recoverable)	$ (191)	$ 126
Provisions	129	—
	$ (62)	$ 126

A) Income and Production Taxes (Recoverable)

The provision for income and production taxes (recoverable) differs from the amount that would have resulted by applying statutory income tax rates to earnings (loss) as described below. The difference arose for the following reasons:

	2001	2000
Earnings (loss) before the following:		
Income and production taxes and minority interest	$ (265)	$ 633
Provision based on combined federal and composite provincial tax rate of 45.1% (2000 – 45.5%)	$ (120)	$ 288
Increase (decrease) in taxes resulting from:		
Resource and depletion allowances	7	(27)
Royalties and mineral taxes	(2)	6
Rate differences from foreign and manufacturing activities	(21)	(95)
Non-taxable items	(35)	(17)
Non-recurring and other	(20)	(29)
Income and production taxes (recoverable)	$ (191)	$ 126

Consolidated income and production taxes (recoverable) are as follows:

	2001	2000
Current:		
Federal and provincial income taxes	$ 31	$ 33
Provincial mining taxes	5	6
Foreign taxes	(13)	85
	$ 23	$ 124
Future:		
Federal and provincial income taxes	$ (152)	$ (15)
Provincial mining taxes	(6)	(26)
Foreign taxes	(56)	43
	$ (214)	$ 2
	$ (191)	$ 126

The components of the future income tax liability [note 6] at December 31, 2001 are as follows:

	2001	2000
Future income tax liabilities:		
Property plant and equipment	$ 658	$ 678
Development and preproduction	212	269
Foreign exchange	51	20
Exploration	—	1
Other	80	134
	$ 1,001	$ 1,102
Future income tax assets:		
Pensions	$ (37)	$ (19)
Post-retirement benefits	(16)	(74)
Reclamation provisions	(96)	(99)
Exploration	(42)	—
Inventory obsolescence	(14)	(14)
Non-capital losses	(248)	(91)
Research and development	(35)	(9)
Other	(193)	(193)
	$ (681)	$ (499)
	$ 320	$ 603

B) Provisions

Pursuant to an announcement in October by the Company to restructure its operations in North America, a $36 pre-tax charge was recorded as a result of employee reductions at its corporate, exploration and technology functions, and including costs associated with the closure of the Warsaw aluminum wheel manufacturing facility. In addition, the Company announced in November the closure of its Gaspé copper smelter located in Quebec and, as a result, recorded a pre-tax charge of $70 to reduce the carrying value of Gaspé to its net realizable value and to provide for reclamation and other site closure costs. Various other provisions of $23 were also recorded in the year.

11. Financial Instruments

Noranda uses various strategies to manage its market risk, including the use of derivative contracts to limit, offset or reduce the Company's market exposure. Derivative instruments are used to manage well-defined commodity price, foreign exchange and interest rate risks arising from Noranda's primary business activities. The fair values of Noranda's derivative instruments, as summarized later in this note, are based on quoted market prices for similar instruments and on market closing prices at year-end.

A) Fixed Forward Price Hedges

Some customers request a fixed sales price instead of the COMEX or London Metal Exchange (LME) average price in the month of shipment. Noranda enters into futures contracts that will allow it to receive the COMEX or LME average price in the month of shipment while customers pay the agreed upon fixed price. Noranda accomplishes this by settling the futures contracts during the month of shipment, which generally results in the realization of the COMEX or LME average price.

At December 31, 2001, the mark-to-market value of these positions was a loss of $12 (2000 – $6).

B) Commodity Hedges

Noranda purchases metal in concentrate or scrap to be processed eventually into refined metal for sale to customers. The raw material feed is purchased from third parties at prices that are often different from the eventual sale to metal customers, largely due to the timing of processing. To mitigate the price risk resulting from the difference between the timing of purchases and sales, Noranda hedges such transactions. The hedge transactions involve the purchase or sale of over the counter or LME or COMEX exchange traded contracts. In the month that the refined metal is sold, the corresponding commodity hedge position is liquidated at the COMEX or LME average price for the month of sale.

At December 31, 2001, the mark-to-market unrealized loss was $2 (2000 – unrealized gain of $3).

C) Foreign Currency Hedging

Noranda is a global company that transacts business in many countries and in many currencies. Foreign currency transactions create risks because exchange rates can change between the time agreements are made and the time foreign currencies are actually exchanged. One of the ways Noranda manages these exposures is by entering into forward exchange contracts to buy or sell the same currency as the transaction to lock in or minimize the effects of changes in foreign exchange rates.

Noranda and its partially-owned subsidiaries have entered into short-term forward foreign exchange contracts in various other currencies to hedge foreign commitments, whereby it would purchase notional amounts with a Canadian dollar equivalent of $99 (2000 – $163) and have entered into various short-term forward foreign option contracts which, if exercised, would result in the purchase of 75 million Norwegian Kroner (2000 – 15 million). At December 31, 2001, the estimated unrealized loss on these contracts was $4 (2000 – $6).

A series of short-term foreign exchange contracts were secured by the Company to hedge US$18 of short-term borrowings in the prior year, and nil at the end of 2001. The unrealized gain or loss on these contracts was negligible.

D) Hedges of U.S. Dollar-denominated Revenue

To protect against the reduction in value of forecasted foreign currency cash flows resulting from sales denominated in U.S. dollars, Noranda manages a foreign currency cash flow hedging program. Noranda hedges portions of its forecast U.S. dollar-denominated revenue with forward foreign exchange contracts with its banks. When the Canadian dollar strengthens significantly against the U.S. dollar, the decline in value of future U.S. dollar revenues is offset by gains in the value of the forward currency contracts designated as hedges. Conversely, when the Canadian dollar weakens, the increase in the value of future U.S. dollar revenue is offset by losses in the value of the forward currency contracts.

As a hedge against a portion of its U.S. dollar-denominated sales, Noranda has entered into the following forward sales contracts to sell U.S. dollars and purchase Canadian dollars.

	2001		2000	
	US $	Average Rate	US $	Average Rate
Forward sales				
2001	$ —	—	$ 732	1.47
2002	503	1.52	248	1.49
2003	310	1.51	165	1.48
2004 and thereafter	306	1.51	307	1.51
	$ 1,119	1.51	$ 1,452	1.48

In addition, Noranda's partially-owned subsidiaries have entered into various short-term option contracts which, if exercised, would result in additional sales of US$105 (2000 – US$40) in 2002. At December 31, 2001, the estimated unrealized loss on these U.S. dollars forward sales contracts was $84 (2000 – $12).

E) Hedge of Net Investment in Foreign Operations

The Company uses forward foreign exchange contracts and foreign denominated fixed rate debt to protect the value of its investments in its foreign subsidiaries.

A principal amount of US$731 (2000 – US$719) of the senior debentures of the Company, and a series of short-term foreign exchange contracts resulting in sales of US$708 (2000 – US$563) to purchase Canadian dollars, are designated as hedges against U.S. dollar net assets. The forward foreign exchange components of the cross-currency swap agreements and short-term foreign exchange contracts combined to buy US$469 (2000 – US$181) and sell Canadian dollars, are designated as hedges against U.S. dollar-denominated debt. As at December 31, 2001 the unrealized gain on these contracts was $28 (2000 – $32).

Foreign-denominated debt of US$956 (2000 – US$989), and a series of short-term foreign exchange contracts of US$284 (2000 – US$300) to purchase Canadian dollars, are designated as hedges against U.S. dollar net assets of the partially-owned subsidiaries and joint ventures. As at December 31, 2001, the estimated unrealized loss on these contracts was $5 (2000 – unrealized gain of $11).

The Company has also entered into a series of short-term forward foreign exchange contracts to sell £27 million (2000 – £42 million) and purchase Canadian dollars as a hedge against pounds sterling net assets. At December 31, 2001, the estimated unrealized loss on these contracts was $1 (2000 – unrealized gain of $3).

Derivative financial instruments involve credit and market risk. Credit risk arises from the potential for a counter-party to default on its contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the defaulted transaction. The Company minimizes credit risk through the selection, monitoring and diversification of counter-parties, use of the International Swaps and Derivatives Association (ISDA) documentation and master netting agreements, and other credit mitigation techniques.

12. Commitments and Contingencies

The Company, together with Rio Algom Limited, a wholly-owned subsidiary of BHP Billiton PLC, Teck Cominco Limited and Mitsubishi Corporation, in connection with the decision to proceed with the development of the Antamina project made an investment commitment of US$2,520. Antamina's sponsors are jointly and severally liable to the Peruvian government for an amount of 30% of the shortfall, at June 6, 2002, between US$2,520 and the accumulated project expenditures. Each sponsor is responsible for its proportionate share of the project's total costs, which are currently estimated at US$2,229, including the estimated amount owed to the Peruvian government. The Company's share of the estimated total cost to complete the Antamina copper/zinc project is US$751, of which US$716 has been spent to date.

The Company has provided a several guarantee of its 33.75% share of Antamina's senior debt, which amounts to US$412 at December 31, 2001 (2000 – US$304). The guarantee will increase to a maximum of US$445 as Antamina fully draws on its senior debt facilities. Following satisfaction of a number of pre-agreed completion tests expected to occur between 2002 and February 2004, the guarantee will terminate.

Noranda is involved in various claims and lawsuits incidental to its business. In the opinion of Noranda's management, any damages resulting from these claims and lawsuits in the aggregate will not have a significant effect on the consolidated financial statements.

13. Related-party Transactions

Noranda has entered into short-term financing transactions with affiliates from time to time at market interest rates. At December 31, 2001, there were no receivables from affiliates (2000 – $2). In 2001, Noranda made purchases of goods of $9 and provided services of $6 to affiliates (2000 – nil).

Included in accounts receivable are loans receivable from officers of the Company in the amount of $4 (2000 – nil), secured by collateral that have a market value of $8.

14. Post-employment Costs

Noranda has a number of defined benefit plans providing pension, health, dental and life insurance benefits to substantially all employees after one or two years of continuous service. Pension benefits are calculated based upon length of service and either final average earnings or a specific amount per year of service. Hourly employees are generally members of negotiated plans.

Plan assets consist primarily of cash, equity securities and fixed income securities. The plan holds less than 1% of its assets in common shares of Noranda and its related parties.

Noranda's funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth by the regulations of the appropriate jurisdictions plus such additional amounts as Noranda may determine to be appropriate.

The obligation for benefits under these plans is determined through periodic actuarial reports that are based on the following weighted-average assumptions:

	Pension Benefit Plans				Other Benefit Plans	
	December 31, 2001		December 31, 2000		December 31, 2001	
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures
Discount rate	6.90%	6.75%	6.98%	6.75%	6.87%	6.75%
Expected long-term rate of return on plan assets	7.07%	7.00%	7.14%	7.00%	—	—
Rate of compensation increase	3.71%	3.50%	4.12%	3.50%	—	—

The health care cost trend rate is assumed to start at 9% for 2001 for the Company and 9% for its partially-owned subsidiaries and joint ventures, decreasing to 4.5% by 2007 for the Company and 4% by 2007 for its partially-owned subsidiaries and joint ventures.

In 2001, Noranda ratified new collective agreements at three of its operations. Included in these agreements was an increase in the pension plan benefits that amounts to 12% at the end of three years, as well as provisions for early retirements.

The funded status of Noranda's post-employment benefit plans and net accrued benefit (obligation) asset is as follows:

	December 31, 2001			December 31, 2000		
	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Net	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Net
Plans assets	$ 1,326	798	$ 2,124	$ 1,527	742	$ 2,269
Benefits obligations	1,113	1,413	2,526	1,121	1,192	2,313
Excess (deficit) of plan assets over benefit obligation	213	(615)	(402)	406	(450)	(44)
Net accrued benefit liability			$ (176)			$ (246)

The change in the funded status of Noranda's post-employment benefit plans was as follows:

	December 31, 2001					
	Pension Benefits			Other Benefit Plans		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Change in Benefit Obligations						
Obligations at beginning of year	$ 1,071	919	$ 1,990	$ 96	227	$ 323
Current service	28	15	43	4	6	10
Benefits paid	(66)	(74)	(140)	(4)	(16)	(20)
Interest cost on benefit obligation	76	67	143	7	16	23
Plan amendments	18	—	18	1	—	1
Actuarial (gains)/losses	14	96	110	(4)	22	18
Effect of exchange rate change	12	2	14	—	1	1
Other	(8)	—	(8)	—	—	—
Obligations at end of year	$ 1,145	1,025	$ 2,170	$ 100	256	$ 356
Change in Plan Assets						
Fair value of assets at beginning of year	$ 1,368	873	$ 2,241	$ 13	15	$ 28
Employer contributions	14	40	54	2	15	17
Benefits paid	(66)	(70)	(136)	(4)	(16)	(20)
Return on plan assets	(49)	61	12	1	1	2
Effect of exchange rate change	16	1	17	—	—	—
Transfer (to)/from other plans	(14)	—	(14)	—	1	1
Experience loss on fund assets	—	(78)	(78)	—	—	—
Fair value assets at end of year	$ 1,269	827	$ 2,096	$ 12	16	$ 28
Surplus (deficit) status of plan at end of year	$ 124	(198)	$ (74)	$ (88)	(240)	$ (328)
Unamortized:						
Past service costs	27	—	27	1	(1)	—
Transitional asset	(2)	—	(2)	—	—	—
Net actuarial (gains)/losses	120	173	293	(6)	26	20
Accrued benefit asset/(liability)	$ 269	(25)	$ 244	$ (93)	(215)	$ (308)
Valuation allowance	(103)	(9)	(112)	—	—	—
Accrued benefit asset/(liability), net of valuation allowance	$ 166	(34)	$ 132	$ (93)	(215)	$ (308)

	December 31, 2000					
	Pension Benefits			Other Benefit Plans		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Change in Benefit Obligations						
Obligations at beginning of year	$ 946	761	$ 1,707	$ —	—	$ —
Impact of mandated GAAP changes	10	148	158	90	220	310
	$ 956	909	$ 1,865	$ 90	220	$ 310
Current service	24	15	39	1	6	7
Benefits paid	(61)	(54)	(115)	(3)	(14)	(17)
Interest cost on benefit obligations	71	60	131	7	15	22
Plan amendments	27	—	27	2	—	2
Actuarial (gains)/losses	47	(3)	44	(1)	—	(1)
Effect of exchange rate change	7	1	8	—	—	—
Other	—	(9)	(9)	—	—	—
Obligations at end of year	$ 1,071	919	$ 1,990	$ 96	227	$ 323
Change in Plan Assets						
Fair value of assets at beginning of year	$ 1,320	835	$ 2,155	$ —	—	$ —
Recognition of fund assets	—	—	—	14	18	32
Employer contributions	15	50	65	1	10	11
Benefits paid	(61)	(54)	(115)	(3)	(14)	(17)
Return on plan assets	83	51	134	1	1	2
Effect of exchange rate change	11	(2)	9	—	—	—
Transfer to other plans	—	(1)	(1)	—	—	—
Other	—	(6)	(6)	—	—	—
Fair value assets at end of year	$ 1,368	873	$ 2,241	$ 13	15	$ 28
Surplus (deficit) status of plan at end of year	$ 297	(46)	$ 251	$ (83)	(212)	$ (295)
Unamortized:						
Past service costs	24	1	25	1	1	2
Transitional asset	(3)	—	(3)	—	—	—
Net actuarial (gains)/losses	(49)	7	(42)	(1)	—	(1)
Accrued benefit asset/(liability)	$ 269	(38)	$ 231	$ (83)	(211)	$ (294)
Valuation allowance	(173)	(10)	(183)	—	—	—
Accrued benefit asset/(liability), net of valuation allowance	$ 96	(48)	$ 48	$ (83)	(211)	$ (294)

Noranda's post-employment benefit expense included the following components:

	December 31, 2001					
	Pension Benefits			Other Benefit Plans		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Current Year Expense						
Current service	$ 28	15	$ 43	$ 4	6	$ 10
Interest cost on benefit obligations	76	67	143	7	16	23
Expected return on plan assets	(97)	(61)	(158)	(1)	(1)	(2)
Amortization of:						
Past service costs	16	—	16	1	—	1
Transitional asset	(2)	—	(2)	—	—	—
Net actuarial (gains)/losses	(6)	8	2	—	—	—
(Gain)/loss on recognition of a settlement/curtailment	3	—	3	—	—	—
Valuation allowance	(70)	(1)	(71)	—	(1)	(1)
Defined benefit pension expense	$ (52)	28	$ (24)	$ 11	20	$ 31

	December 31, 2000					
	Pension Benefits			Other Benefit Plans		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Current Year Expense						
Current service	$ 24	15	$ 39	$ 1	6	$ 7
Interest cost on benefit obligations	71	60	131	7	15	22
Expected return on plan assets	(94)	(58)	(152)	(1)	(1)	(2)
Amortization of:						
Past service costs	10	—	10	—	—	—
Transitional asset	(1)	—	(1)	—	—	—
Net actuarial gains	(6)	—	(6)	—	—	—
Valuation allowance	2	1	3	—	—	—
Defined benefit pension expense	$ 6	18	$ 24	$ 7	20	$ 27
Defined contribution pension expense	—	9	9	—	—	—
Post-employment benefit expense	$ 6	27	$ 33	$ 7	20	$ 27

	December 31, 2001		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Effect of 1% increase in assumed health care cost trend rates			
Total of service and interest cost components	$ —	2	$ 2
Post-retirement benefit obligations	4	29	33
Effect of 1% decrease in assumed health care cost trend rates			
Total of service and interest cost components	—	(2)	(2)
Post-retirement benefit obligations	(3)	(22)	(25)

	December 31, 2000		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Effect of 1% increase in assumed health care cost trend rates			
Total of service and interest cost components	$ —	3	$ 3
Post-retirement benefit obligations	4	30	34
Effect of 1% decrease in assumed health care cost trend rates			
Total of service and interest cost components	—	(2)	(2)
Post-retirement benefit obligations	(3)	(22)	(25)

15. Segmented Information

Noranda has five operating segments: Aluminum, Copper, Nickel, Recycle and Complex Materials and Zinc. Inter-segment sales and purchases are made at market prices and trade terms. Operations and identifiable assets by operating and geographic segment are presented below:

(a) Operating Segments

	Year ended December 31, 2001						
	Aluminum	Copper	Nickel	Recycle & Complex Materials	Zinc	Corporate & Other	Total
Sales	$ 981	1,425	1,203	1,759	707	77	$ 6,152
Cost of operations	512	539	763	363	509	232	2,918
Purchased raw materials	349	651	200	1,333	127	(191)	2,469
Cash operating margins	120	235	240	63	71	36	765
Depreciation, amortization and reclamation	48	208	171	37	109	46	619
Operating margins	$ 72	27	69	26	(38)	(10)	$ 146
Corporate and general administration							(86)
Exploration							(78)
Research and development							(37)
Interest, net							(140)
Other income							59
Taxes and provisions							62
Minority interest							(18)
Earnings (loss)							$ (92)
Total assets, excluding cash and cash equivalents	$ 1,268	4,808	2,147	850	1,127	1,547	$ 11,747
Capital expenditures	$ 100	714	155	28	75	268	$ 1,340

	Year ended December 31, 2000						
	Aluminum	Copper	Nickel	Recycle & Complex Materials	Zinc	Corporate & Other	Total
Sales	$ 994	1,500	1,583	1,918	826	136	$ 6,957
Cost of operations	495	516	728	376	475	356	2,946
Purchased raw materials	336	597	305	1,403	186	(252)	2,575
Cash operating margins	163	387	550	139	165	32	1,436
Depreciation, amortization and reclamation	34	177	119	43	99	50	522
Operating margins	$ 129	210	431	96	66	(18)	$ 914
Corporate and general administration							(81)
Exploration							(94)
Research and development							(48)
Interest, net							(118)
Other income							59
Taxes and provisions							(126)
Minority interest							(213)
Earnings							$ 293
Total assets, excluding cash and cash equivalents	$ 1,173	3,912	2,232	1,030	1,225	1,543	$ 11,115
Capital expenditures	$ 182	536	168	37	106	310	$ 1,339

(b) Geographic Segments

	Sales		Capital assets	
	2001	2000	**2001**	2000
Canada – Domestic	**$ 1,058**	$ 1,217		
– Export	**2,367**	2,639		
Canada	**$ 3,425**	$ 3,856	**$ 4,473**	$ 4,366
United States	**1,668**	1,770	**1,149**	1,046
Chile	**775**	918	**2,027**	1,607
Peru	**44**	—	**1,126**	820
Other	**240**	413	**433**	345
Total	**$ 6,152**	$ 6,957	**$ 9,208**	$ 8,184

16. Significant Differences from United States Accounting Principles

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Canadian generally accepted accounting principles vary in certain significant respects from the principles and practices generally accepted in the United States ("U.S. GAAP"). The effect of these principal differences on the Company's financial statements is quantified below and described in the accompanying notes.

Statements of Earnings

Years ended December 31	2001	2000
Net earnings (loss) reported under Canadian GAAP	$ (92)	$ 293
Adjustments under U.S. GAAP		
Capitalized interest on capital projects [(a)]	(34)	13
Amortization of capitalized interest [(a)]	(7)	(4)
Increase in interest expense [(b)]	(6)	(6)
Adjustment of certain financial instruments to market [(c)]	55	(49)
Start-up costs [(d)]	(154)	(75)
Depreciation of start-up costs [(d)]	8	8
Decrease (increase) in provision for pensions and *post-employment benefits* [(e)]	2	(22)
Reallocation of gain on sale of asset [(f)]	—	40
Stock options [(g)]	—	3
Tax effecting of adjustments	27	22
Adjustment for income tax differences	1	1
	$ (108)	$ (69)
Net earnings (loss) reported under U.S. GAAP	$ (200)	$ 224
Net earnings (loss) per share under U.S. GAAP:		
Basic	$ (0.91)	$ 0.85
Diluted	$ (0.91)	$ 0.85
Retained earnings – under U.S. GAAP		
Balance, beginning of year	$ 1,074	$ 1,058
Earnings (loss)	(200)	224
Dividends:		
Common	(191)	(191)
Preferred	(17)	(17)
Balance, end of year	$ 666	$ 1,074

Years ended December 31,	2001	2000
Net earnings reported under U.S. GAAP	$ (200)	$ 224
Other comprehensive income (loss) [(h)]:		
Foreign currency translation adjustments	—	4
Unrealized gains (loss) on long-term investments [(i)]	(11)	3
Derivative financial instruments: [(c)]		
Transitional amount	(11)	—
Net amount reclassified into earnings	41	—
Net change associated with current period hedging	(110)	—
Minimum additional pension liability adjustment [(j)]	(63)	(1)
Tax effect of adjusments on comprehensive income (loss)	51	(2)
Other comprehensive income (loss) – U.S. GAAP [(h)]	$ (103)	$ 4
Comprehensive income (loss) – U.S. GAAP [(h)]	$ (303)	$ 228

(a) Noranda capitalizes interest that can be identified with major projects until the project achieves commercial production. Under U.S. GAAP, interest is capitalized as it arises from indebtedness incurred to finance major projects, either directly or indirectly, until the project is available for its intended use.

(b) Noranda accounts for the convertible debentures in accordance with their contractual terms and, as such, they are presented in the financial statements in their liability and equity component parts. Under U.S. GAAP, the entire face value of the convertible debentures is treated as debt, with interest expense based on the coupon rate of 5.0%.

(c) Under Canadian GAAP, certain financial instruments qualify as a hedge for accounting purposes and therefore gains and losses on these contracts are recognized in revenue at the time the anticipated cash flows are realized. Prior to January 1, 2001, U.S. GAAP required that these contracts be marked to market at the end of each reporting period, with any resulting gain or loss recognized in earnings.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards Board No. 133 *"Accounting for Derivative Instruments and Hedging Activities"* and No. 138 *"Accounting for Certain Derivative Instruments and Hedging Activities"* (together, "FAS 133"), which establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. FAS 133 requires a company to recognize all of its derivative instruments, whether designated in hedging relationships or not, on the balance sheet at fair value. The accounting for changes in the fair value (ie. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. For strategies designated as fair value hedges, the effective portion of the change in the fair value of the derivative is offset by changes in the fair value of its hedged item. For cash flow hedges and hedges of the net investment in self-sustaining operations, the effective portion of the changes in the fair value of the derivative is accumulated in other comprehensive income (OCI) and is released from OCI and included in income when the hedged item affects earnings. All other derivatives are carried at fair value. FAS 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

Derivative Financial Hedging

The adoption of FAS 133 on January 1, 2001, resulted in a cumulative pre-tax increase to income of $31 ($19 after-tax and a decrease in 2001 loss per share of $0.08) and a cumulative pre-tax decrease to OCI of $11 ($7 after-tax).

Fair Value Hedges

Noranda has chosen to designate its fixed forward price hedges and certain interest rate swaps as fair value hedges. During the year ended December 31, 2001, the Company recognized a net loss of $2 related to the ineffective portion of these hedging instruments.

Cash Flow Hedges

Noranda has chosen to designate its U.S. dollar-denominated revenue hedges as cash flow hedges. No ineffectiveness to these hedging instruments was incurring during 2001. At December 31, 2001, the Company expects to reclassify $35 of net losses on derivative instruments from accumulated other comprehensive income to earnings during the next 12 months according to contract settlement dates.

Hedges of Foreign Net Assets

During the year ended December 31, 2001, the Company recognized $203 of net losses, included in the cumulative translation adjustment, related to the forward foreign exchange contracts and foreign-denominated fixed-rate debt.

Other Hedges

For all other derivative instruments, Noranda has chosen not to designate them as hedging instruments.

(d) Statement of Position 98-5 requires start-up costs to be expensed as incurred. Under Canadian GAAP, start-up costs are deferred and amortized over the project's life. Depreciation of start-up costs reflects the impact of expensing costs earlier under U.S. GAAP, as well as the impact of earlier commencement of depreciation under U.S. GAAP.

(e) Effective January 1, 2000, the accounting for post-employment costs under Canadian GAAP and U.S. GAAP was effectively harmonized. The remaining differences arise as a result of differences between the accounting for the transition amounts.

(f) Certain asset sales were accrued at December 31, 1999 under Canadian GAAP, but under U.S. GAAP the closing date in January 2000 is considered the effective date of the transaction.

(g) Noranda's stock option plan allows for the exercise of the employee's vested option whereby the difference between the grant price and the market price is paid on exercise by the Company, with no increase in the capital stock issued. Under U.S. GAAP, such feature requires the mark-to-market obligation to be recognized through the income statement of the Company.

(h) Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources.

(i) U.S. GAAP requires that certain long-term investments not held for trading be recorded at fair value, with unrealized holding gains and losses excluded from the determination of earnings and reported as a separate component of other comprehensive income.

(j) U.S. GAAP requires the recognition of an additional minimum pension liability in the amount of the excess of the Company's unfunded accumulated benefits obligation over the recorded pension benefits liability. An offsetting intangible pension asset is recorded equal to the unrecognized prior service costs, with any difference recorded as a reduction in accumulated other comprehensive income.

The following summarizes the adjustments to the Company's balance sheet and cash flow statements in order to conform to United States GAAP.

Balance Sheet

Years ended December 31	2001		2000	
	Canadian GAAP	United States GAAP	Canadian GAAP	United States GAAP
Assets:				
Investments and other assets	$ 247	$ 380	$ 363	$ 370
Capital assets	9,208	8,763	8,184	7,942
Liabilities:				
Accounts and taxes payable	1,185	1,436	1,264	1,397
Long-term debt	4,403	4,689	3,821	3,931
Deferred credits	910	808	1,199	1,199
Minority interest in subsidiaries	1,220	918	1,266	1,020
Shareholders' Equity:				
Retained earnings	896	666	1,199	1,074
Convertible debentures	115	—	110	—
Currency translation adjustment	90	—	90	—
Accumulated other comprehensive income	—	(10)	—	93

Cash Flow Statement

Years ended December 31	2001		2000	
	Canadian GAAP	United States GAAP	Canadian GAAP	United States GAAP
Operating activities	$ 401	$ 206	$ 956	$ 880
Investment activities	(1,088)	(1,028)	(1,333)	(1,257)
Financing activities	309	444	313	313
Cash, beginning of year	663	663	727	727
Cash, end of year	285	285	663	663

Impending Accounting Change

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets."* This Statement supersedes SFAS No. 121 and the accounting and reporting provisions of APB Opinion No. 30, and also amends ARB No. 51. This Statement will require one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and will broaden the presentation of discontinued operations to include more disposal transactions. This Statement is required to be adopted by Noranda on January 1, 2002. Management is in the process of evaluating the effect that SFAS No. 144 will have on Noranda's financial reporting and disclosures and is developing procedures to effect its implementation.

In June 2001, FASB issued SFAS No. 143, *"Accounting for Asset Retirement Obligations."* With the adoption of this Statement, retirement obligations will be recognized when they are incurred and displayed as liabilities and the initial measurement will be at fair value. In addition, the asset retirement cost will be capitalized as part of the asset's carrying value and subsequently allocated to expense over the asset's useful life. This Statement is required to be adopted by Noranda on January 1, 2003. Management is in the process of evaluating the effect that SFAS No. 143 will have on Noranda's financial reporting and disclosures and are developing procedures to effect its implementation.

In addition, in June 2001, FASB issued SFAS No. 141, *"Business Combinations"* and SFAS No. 142, *"Goodwill and Other Intangible Assets."* With the adoption of SFAS Nos. 141 and 142, business combinations initiated after June 30, 2001, will be required to be accounted for using the purchase method, and goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of the 40-year ceiling. SFAS No. 142 is required to be adopted by Noranda on January 1, 2002. Management is in the process of evaluating the effect that SFAS No. 142 will have Noranda's financial reporting and disclosures and are developing procedures to effect its implementation.

EARNINGS

($ millions)	2001	2000	1999	1998(1)	1997(1)	1996(1)	1995	1994	1993(2)	1992	1991
Sales	$ 6,152	6,957	6,468	6,013	6,407	6,531	9,948	7,471	5,255	8,538	8,229
Expense	$ 6,207	6,266	6,037	5,948	5,896	6,050	8,565	6,620	5,175	8,109	8,346
Interest, net	140	118	115	105	94	106	158	141	141	373	447
Other income	(59)	(59)	(25)	(17)	(2)	(147)	(41)	(123)	(17)	(105)	(231)
Taxes and provisions	(62)	126	74	(22)	151	206	447	349	(11)	57	(134)
Minority interest	18	213	81	(2)	97	158	295	151	1	23	(68)
	$ 6,244	6,664	6,282	6,012	6,236	6,373	9,424	7,138	5,289	8,457	8,360
	$ (92)	293	186	1	171	158	524	333	(34)	81	(131)
Earnings and gain from discontinued operations	—	—	—	657	90	96	—	—	—	—	—
Earnings (loss)	$ (92)	293	186	658	261	254	524	333	(34)	81	(131)

FINANCIAL POSITION

Capital employed

	2001	2000	1999	1998(1)	1997(1)	1996(1)	1995	1994	1993(2)	1992	1991
Working capital	$ 875	1,833	1,802	2,608	1,953	2,453	2,881	2,324	1,389	1,732	1,783
Capital assets	9,208	8,184	7,234	6,806	5,519	4,493	6,893	6,046	5,063	8,557	8,528
Investments and other assets	247	363	388	340	569	432	1,273	1,405	1,856	2,094	1,933
Discontinued operations	—	—	—	—	6,217	5,484	—	—	—	—	—
	$ 10,330	10,380	9,424	9,754	14,258	12,862	11,047	9,775	8,308	12,383	12,244

Financed by

	2001	2000	1999	1998(1)	1997(1)	1996(1)	1995	1994	1993(2)	1992	1991
Shareholders' equity	$ 3,797	4,094	4,167	4,187	5,049	5,041	4,701	4,167	4,021	4,197	4,338
Long-term debt	4,403	3,821	2,952	3,274	2,786	2,291	3,289	2,859	2,890	4,996	4,621
Minority interests in subsidiaries	1,220	1,266	1,388	1,356	1,357	1,257	1,946	1,809	790	2,051	2,157
Deferred credits	910	1,199	917	937	684	761	1,111	940	607	1,139	1,128
Discontinued operations	—	—	—	—	4,382	3,512	—	—	—	—	—
	$ 10,330	10,380	9,424	9,754	14,258	12,862	11,047	9,775	8,308	12,383	12,244

(1) *1996, 1997 and 1998 present Nexfor, Canadian Hunter and Norcen as discontinued operations.*

(2) *MacMillan Bloedel Limited was sold in February 1993.*

CASH FLOWS

($ millions)	2001	2000	1999	1998[1]	1997[1]	1996[1]	1995	1994	1993[2]	1992	1991
Operations	$ 401	956	872	296	546	973	1,306	900	751	887	546
Investment activities											
Capital expenditures	$ (1,340)	(1,339)	(1,320)	(1,527)	(1,398)	(971)	(1,122)	(745)	(514)	(845)	(864)
Investments and advances	(9)	(204)	(35)	(70)	(153)	(33)	(414)	(3)	(19)	(115)	(125)
Dispositions and other	261	210	202	2,143	114	47	506	896	691	312	608
	$ (1,088)	(1,333)	(1,153)	546	(1,437)	(957)	(1,030)	148	158	(648)	(381)
Financing activities											
Debt incurred (repaid)	$ 563	577	(34)	291	561	(167)	213	(1,017)	(625)	(145)	184
Dividends paid	(256)	(264)	(261)	(306)	(304)	(314)	(331)	(285)	(283)	(345)	(341)
Issue of shares, net	2	—	7	83	81	209	29	801	73	26	141
Issue of convertible debentures	—	—	—	—	—	—	—	—	75	69	—
	$ 309	313	(288)	68	338	(272)	(89)	(501)	(760)	(395)	(16)
	$ (378)	(64)	(569)	910	(553)	(256)	187	547	149	(156)	149
Cash from discontinued operations	—	—	—	144	90	90	—	—	—	—	—
Cash generated (used)	$ (378)	(64)	(569)	1,054	(463)	(166)	187	547	149	(156)	149

Cash comprises cash and cash equivalents.

(1) 1996, 1997 and 1998 present Nexfor, Canadian Hunter and Norcen as discontinued operations.

(2) MacMillan Bloedel Limited was sold in February 1993.

SHARE DATA

($ per share)	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
Common											
Earnings (loss)	(0.47)	1.14	0.70	2.68	1.00	1.02	2.26	1.45	(0.41)	0.10	(1.04)
Dividends	0.80	0.80	0.80	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Book value	14.19	15.47	15.80	15.91	19.47	19.48	19.34	17.69	16.86	17.39	18.29
Market price range:											
High	18.05	20.85	22.10	30.10	33.40	32.10	30.00	27.88	26.13	20.75	20.38
Low	13.50	13.75	15.10	14.90*	22.50	25.25	21.50	22.38	14.88	16.38	15.50
Close	15.00	14.95	19.40	15.25*	24.60	30.55	28.13	26.50	25.88	18.50	18.63
Shares outstanding (000)	238,584	238,412	238,315	238,234	237,379	236,999	231,805	223,392	207,892	188,604	187,166
Preferred											
Shares outstanding (000)	12,000	12,000	12,000	12,000	13,291	13,291	1,291	1,316	15,867	32,142	32,142

** Prices after the market took into account the distribution of Nexfor and Canadian Hunter.*

Mineral Reserves [1,2,3]

	Noranda Inc.'s Beneficial Interest (%)	Dec. 31, 2001 (000 tonnes)	Grade Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Gold (g/mt)	Magnesium (%)	Molybdenum (%)
Noranda Inc.										
Antamina [4]										
Proven	33.75	305,300	1.30	1.07	—	—	14.2	—	—	0.03
Probable	33.75	247,100	1.15	0.98	—	—	13.1	—	—	0.03
Total		552,400	1.23	1.03	—	—	13.7	—	—	0.03
Brunswick Mine [5]										
Proven	100.0	23,481	0.39	8.82	—	3.49	105.3	—	—	—
Probable	100.0	1,949	0.25	9.34	—	3.62	94.2	—	—	—
Total		25,430	0.38	8.86	—	3.50	104.4	—	—	—
Bell Allard Mine										
Proven	100.0	1,853	1.23	12.56	—	0.12	38.5	0.60	—	—
Probable	100.0	317	0.98	19.59	—	0.13	40.4	0.33	—	—
Total		2,170	1.19	13.59	—	0.12	38.8	0.56	—	—
Magnesium [6]										
Probable	80.0	57,520	—	—	—	—	—	—	23.1	—
Novicourt Inc.										
Louvicourt [7]										
Proven	28.0	3,969	3.09	1.91	—	—	27.8	0.86	—	—
Probable	28.0	102	1.88	3.18	—	—	36.0	0.55	—	—
Total		4,071	3.06	1.94	—	—	28.0	0.85	—	—
Falconbridge Limited [8]										
Kidd Creek Division										
Proven	55.5	14,697	2.17	5.85	—	—	77.0	—	—	—
Probable	55.5	10,285	2.25	6.98	—	—	54.0	—	—	—
Total		24,982	2.20	6.32	—	—	67.5	—	—	—
Sudbury Division										
Proven	55.5	9,906	1.28	—	1.51	—	—	—	—	—
Probable	55.5	7,113	1.32	—	1.30	—	—	—	—	—
Total		17,019	1.30	—	1.42	—	—	—	—	—
Raglan Mine										
Proven	55.5	7,136	0.81	—	3.05	—	—	—	—	—
Probable	55.5	12,404	0.78	—	2.76	—	—	—	—	—
Total		19,540	0.79	—	2.87	—	—	—	—	—
Falcondo										
Proven	47.3	48,982	—	—	1.18	—	—	—	—	—
Probable	47.3	11,716	—	—	0.96	—	—	—	—	—
Total		60,698	—	—	1.14	—	—	—	—	—
Collahuasi										
Proven	24.4	321,508	1.05	—	—	—	—	—	—	—
Probable	24.4	1,546,150	0.90	—	—	—	—	—	—	—
Total		1,867,658	0.93	—	—	—	—	—	—	—
Lomas Bayas [9]										
Proven	55.5	90,904	0.37	—	—	—	—	—	—	—
Probable	55.5	354,659	0.30	—	—	—	—	—	—	—
Total		445,563	0.32	—	—	—	—	—	—	—

1 *The mineral reserves are shown on a 100% basis. Unless otherwise specified, mineral reserves have been estimated by Noranda and Falconbridge geologists and engineers as the case may be. The person having prepared the estimate of reserves or resources has verified the data on which such estimates are based by carrying out such verification procedures as the person considered appropriate.*

2 *The mineral reserves were prepared in accordance with the* "CIM Standards on Mineral Resources and Mineral Reserves, Definitions and Guidelines", *adopted by CIM Council on August 20, 2000, using block modeling and statistical methods.*

3 *There are no known environmental, permitting, legal, taxation, political or other relevant issues that would materially affect the estimates of the mineral reserves.*

4 *Mineral reserves and resources (see table on page 60) have been verified by Gord Stothart (P. Eng., Mine Manager). Estimates used the following metal prices: Cu US$0.90/lb, Zn US$ 0.50/lb, Mo US$3.25/lb, and Ag US$5.00/oz. Average metal recoveries used in the estimate are the following: Cu 93%, Zn 78%, Mo 51% and Ag 78%.*

5 *Mineral reserves and resources (see table on page 60) have been verified by Philip Bridson (P. Eng., Senior Mine Planner). Estimates used the following metal prices: Zn US$0.50/lb, Cu US$0.90/lb, Pb US$0.26/lb, and Ag US$5.25/oz. Metal recoveries used in the estimate are the following: Zn 87%, Pb 62%, Cu 56% and Ag 55%.*

6 *Mineral reserves and resources (see table on page 60) have been verified by Dr. Narenda S. Verma, P. Eng. and reviewed by Less MacPhie (P. Eng., Geocon – a Division of SNC-Lavalin Environment Inc.). Reserves were adjusted with 2001 production figures. The recovery of serpentine from tailings is estimated to be 80% and the long-term price for magnesium metal is estimated to be US$1.48/lb.*

7 *The Louvicourt mineral reserves have been calculated and provided to the Company by the operator of the joint venture.*

8 *Long-term metal prices used by Falconbridge are: Nickel US$3.25/lb, Copper US$0.95/lb, Zinc US$0.55/lb. Exchange rate of $1.35 Cdn to $1.00 U.S.*

9 *Purchased in 2001.*

Mineral Resources (in addition to Mineral Reserves) [1,2]

	Noranda Inc.'s Beneficial Interest (%)	Category	Dec. 31, 2001 (tonnes 000)	Grade Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Gold (g/mt)	Magnesium (%)	Molybdenum (%)
Noranda Inc.											
Antamina [3]	33.75	Measured	23,300	0.50	0.18	—	—	4	—	—	0.03
		Indicated	38,300	0.47	0.31	—	—	6	—	—	0.03
		Total	61,600	0.48	0.26	—	—	5	—	—	0.03
		Inferred	38,600	0.76	1.00	—	—	13	—	—	0.01
Brunswick Mine	100.0	Measured	3,354	0.38	9.11	—	3.72	108	—	—	—
		Indicated	2,597	0.37	9.36	—	3.45	97	—	—	—
		Total	5,951	0.38	9.22	—	3.60	103	—	—	—
Magnesium	80.0	Inferred	17,800	—	—	—	—	—	—	23.2	—
Falconbridge Limited											
Kidd Creek Division	55.5	Measured	—	—	—	—	—	—	—	—	—
		Indicated	348	2.06	6.69	—	—	30	—	—	—
		Total	348	2.06	6.69	—	—	30	—	—	—
		Inferred	14,150	3.35	4.90	—	—	91	—	—	—
Sudbury Division	55.5	Measured	164	0.90	—	1.63	—	—	—	—	—
		Indicated	16,131	1.16	—	2.47	—	—	—	—	—
		Total	16,295	1.16	—	2.46	—	—	—	—	—
		Inferred	15,300	2.04	—	1.80	—	—	—	—	—
Falcondo	47.3	Measured	—	—	—	—	—	—	—	—	—
		Indicated	13,840	—	—	1.53	—	—	—	—	—
		Total	13,840	—	—	1.53	—	—	—	—	—
		Inferred	6,400	—	—	1.41	—	—	—	—	—
Raglan	55.5	Measured	—	—	—	—	—	—	—	—	—
		Indicated	3,066	0.70	—	1.93	—	—	—	—	—
		Total	3,066	0.70	—	1.93	—	—	—	—	—
		Inferred	2,600	0.89	—	2.60	—	—	—	—	—
Collahuasi	24.4	Measured	203,215	0.70	—	—	—	—	—	—	—
		Indicated	275,853	0.57	—	—	—	—	—	—	—
		Total	479,068	0.63	—	—	—	—	—	—	—
		Inferred	1,840,000	0.72	—	—	—	—	—	—	—
Lomas Bayas	55.5	Measured	11,741	0.28	—	—	—	—	—	—	—
		Indicated	140,247	0.28	—	—	—	—	—	—	—
		Total	151,988	0.28	—	—	—	—	—	—	—
		Inferred	73,500	0.26	—	—	—	—	—	—	—

1 *The mineral resources are shown on a 100% basis. Mineral resources which are not mineral reserves have not been fully evaluated or have not demonstrated economic viability under current market conditions.*

2 *The mineral resource estimates were prepared in accordance with the* "CIM Standards on Mineral Resources and Mineral Reserves, Definitions and Guidelines", *adopted by CIM Council on August 20, 2000.*

3 *Measured and indicated resources are in addition to the proven and probable reserves and are estimates of material grading between 0.5% and 0.7% copper equivalent contained in the pit design. Inferred resources contain all material in the pit design grading in excess of 0.5% copper equivalent.*

Metal Contained in Reserves [1] – Noranda Inc.'s Share

	(tonnes 000)						Ounces* (millions)	Ounces* (000)
	Copper	Zinc	Nickel	Lead	Magnesium	Molybdenum	Silver	Gold
Wholly-owned								
Brunswick	96	2,253	—	890	—	—	85	—
Bell Allard	26	295	—	3	—	—	3	39
Subtotal Proven and Probable	122	2,548	—	893	—	—	88	39
Divided Interest								
Antamina (33.75%)	2,299	1,920	—	—	—	54	82	—
Louvicourt (28.0%)	35	22	—	—	—	—	1	31
Magnesium (80%)	—	—	—	—	10,630	—	—	—
Subtotal Proven and Probable	2,334	1,942	—	—	10,630	54	83	31
Falconbridge Limited								
Kidd Creek Division (55.5%)	305	875	—	—	—	—	30	—
Sudbury Division (55.5%)	122	—	134	—	—	—	—	—
Falcondo (47.3%)	—	—	327	—	—	—	—	—
Raglan (55.5%)	86	—	311	—	—	—	—	—
Collahuasi (24.4%)	4,221	—	—	—	—	—	—	—
Lomas Bayas (55.5%)	782	—	—	—	—	—	—	—
Subtotal Proven and Probable	5,516	875	772	—	—	—	30	—
Totals – Noranda Inc.'s Share								
Proven and Probable	7,972	5,365	772	893	10,630	54	201	70

1 *Calculated from the mineral reserves on page 59.*

* *Troy ounce.*

Exploration and Advanced Projects [1]

	Noranda Inc.'s beneficial interest (%)	Resource/ Reserve Category	Tonnes (millions)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Gold (g/mt)	Molyb- denum (%)	Grade Cobalt (%)
Noranda Inc.											
Perseverance, Quebec	90.0	Measured	4.4	1.28	16.19	—	—	29.8	0.38	—	—
		Indicated	0.8	1.03	13.68	—	—	27.1	0.34	—	—
		Total	5.2	1.24	15.82	—	—	29.4	0.38	—	—
Lady Loretta, Australia [2]	75.0	Proven	8.4	—	14.7	—	5.50	90.0	—	—	—
	75.0	Probable	3.1	—	16.5	—	5.00	90.0	—	—	—
		Total	11.5	—	15.2	—	5.37	90.0	—	—	—
EL Pachón, Argentina [3]	100.0	Probable	879.4	0.62	—	—	—	2.4	0.02	0.02	—
El Morro, Chile [4]	70.0	Inferred	410.0	0.61	—	—	—	—	0.56	—	—
Porphyry Mountain, Quebec	100.0	Indicated	206.0	0.73	—	—	—	—	—	0.08	—
Upper Half Mile Lake, New Brunswick	100.0	Indicated	1.0	0.44	7.59	—	2.58	48.3	—	—	—
Lower Half Mile Lake, New Brunswick	100.0	Indicated	7.5	0.10	8.94	—	2.83	38.8	—	—	—
Verglas, Quebec	100.0	Probable	0.2	1.64	5.76	—	—	45.3	5.07	—	—
Montanore, Montana	100.0	Indicated	112.5	0.77	—	—	—	73.0	—	—	—
		Inferred	16.4	0.82	—	—	—	67.0	—	—	—
Copper Mountain Oxide, Quebec	100.0	Measured	19.2	0.44	—	—	—	—	—	—	—
Orchan West, Quebec	100.0	Inferred	0.3	1.72	15.86	—	—	30.0	0.50	—	—
Andrew, Yukon [4]	100.0	Inferred	1.5	—	11.34	—	8.00	20.0	—	—	—
El Pilar, Mexico	100.0	Inferred	139.0	0.37	—	—	—	—	—	—	—
Falconbridge Limited											
Onaping Depth, Ontario [5]	55.5	Indicated	14.6	1.15	—	2.52	—	—	—	—	0.06
		Inferred	1.2	1.21	—	3.61	—	—	—	—	0.07
Mine D, Ontario [6]	55.5	Inferred	14.1	3.36	4.89	—	—	—	—	—	—
Montcalm, Ontario	55.5	Indicated	7.0	0.71	—	1.46	—	—	—	—	0.06
		Inferred	0.7	0.70	—	1.71	—	—	—	—	0.07
Koniambo, New Caledonia [4]	27.2	Measured	35.7	—	—	2.71	—	—	—	—	0.07
		Indicated	43.8	—	—	2.54	—	—	—	—	0.07
		Total	79.5	—	—	2.62	—	—	—	—	0.07
		Inferred	70.8	—	—	2.53	—	—	—	—	0.07
Fortuna de Cobre, Chile [7]	55.5	Measured	61.0	0.35	—	—	—	—	—	—	—
		Indicated	206.0	0.31	—	—	—	—	—	—	—
		Total	267.0	0.32	—	—	—	—	—	—	—
		Inferred	127.0	0.26	—	—	—	—	—	—	—
Ivory Coast, West Africa	47.2	Indicated	123.9	—	—	1.57	—	—	—	—	0.10
		Inferred	134.2	—	—	1.39	—	—	—	—	0.12
Gope 25, Botswana	27.7	Indicated	77.3	21 carats of diamonds per 100 tonnes of ore							

[1] *The mineral resources/reserves are shown on a 100% basis. Resource estimates were prepared in accordance with the* "CIM Standards on Mineral Resources and Mineral Reserves, Definitions and Guidelines", *adopted by CIM Council on August 20, 2000. Mineral resources have reasonable prospects of economic extraction but have not yet had complete formal evaluation, or have not demonstrated economic viability under current market conditions.*

[2] *Proven and probable reserves which were estimated using the* Australian Code for Reporting of Identified Mineral Resources and Ore Resources (the "JORC Code") *were restated to comply with CIM Definitions.*

[3] *Purchased in 2001.*

[4] *Subject to fulfillment of certain conditions.*

[5] *Also included as part of the Sudbury mineral resources on the Mineral Reserves and Mineral Resources tables.*

[6] *Also included as part of the Kidd Creek mineral resources on the Mineral Reserves and Mineral Resources tables.*

[7] *Option to purchase.*

Directors

Alex G. Balogh (3)*
Deputy Chairman
Noranda Inc.

André Bérard, O.C. (4)
Chairman of the Board
National Bank of Canada

Jack L. Cockwell (4)*
Co-Chairman
Brascan Corporation

V. Maureen Kempston Darks, O.C., O.O. (2)
GM Group Vice-President and President Latin America, Africa, Mid-East Operations
General Motors Corporation

René Dufour, P.Eng. (1) (3)
Corporate Director

The Honourable J. Trevor Eyton, O.C., Q.C. (4)
Director
Brascan Corporation and Member of the Senate of Canada

J. Bruce Flatt (3)
President and
Chief Executive Officer
Brascan Corporation

A.L. (Al) Flood, C.M. (1) (4)
Retired Chairman and
Chief Executive Officer
CIBC

Norman R. Gish (2) (4)
President
Gish Consulting Inc.

Robert J. Harding, F.C.A. (1) (2) (3)
Chairman
Brascan Corporation; and
Deputy Chairman
Noranda Inc.

David W. Kerr
Chairman of the Board and
Chief Executive Officer
Noranda Inc.

James W. McCutcheon, Q.C. (2) (3)
Counsel
McCarthy Tétrault LLP

The Honourable Frank J. McKenna, P.C., Q.C. (1) (2)* (5)
Counsel
McInnes Cooper

George E. Myhal (1)*
President and
Chief Executive Officer
Trilon Financial Corporation

(1) Audit Committee
(2) Board Governance Committee
(3) Environment, Safety & Health Committee
(4) Nominating & Human Resources Committee
(5) Designated by the Board of Directors as its "Independent Board Leader"
* Chairman of committee

Executives and Officers

Chairman of the Board and Chief Executive Officer
David Kerr

Deputy Chairs
Alex Balogh
Robert Harding

President and Chief Operating Officer
Derek Pannell

Executive Vice-Presidents
Catharine Johnston
Business Excellence

Michael Knuckey
Exploration

Aaron Regent
Chief Financial Officer

Operating Division President
William Brooks
Noranda Aluminum, Inc.

Senior Vice-Presidents
Michael Doolan
Financial Planning

George Jones
Zinc

Peter Kukielski
Projects

Fernando Porcile
Copper

Katherine Rethy
Shared Business Services

David Rodier
Environment, Safety and Health

Martin Schady
Corporate Development

Robert Sippel
Magnesium

Lance Tigert
Project Development

Vice-Presidents
Rick Burdett
Information Services

Denis Couture
Public Affairs and Communications

Michael Frilegh
Treasurer

Tom Graham
Controller, Operations

Don Holdner
Technology

André Joron
Human Resources

Ted Laks
Performance/Six Sigma

Kevin Thompson
Corporate Secretary and General Counsel

Edward Van Ginkel
International Projects

Edward Villeneuve
Environment, Safety & Health Assurance

Falconbridge
Derek Pannell
President and
Chief Executive Officer
Falconbridge Limited
95 Wellington Street West
Suite 1200
Toronto, Ontario M5J 2V4
Tel: (416) 956-5700
Fax: (416) 956-5757
www.falconbridge.com

Novicourt
John White
President
Novicourt Inc.
P.O. Box 755, BCE Place
181 Bay Street, Suite 4100
Toronto, Ontario M5J 2T3
Tel: (416) 982-7223
Fax: (416) 982-7490

Creative Direction and Project Management: SD Corporate Communications Design: Egg Design Printing: Quebecor World MIL Electronic Typesetting and Assembly: Corporate Typesetting Services Printed in Canada

Stock Exchange Listings

Noranda Inc. common shares are listed on the Toronto (TSE) and New York (NYSE) stock exchanges
Trading symbol: NRD

Common Shares

Outstanding at December 31, 2001
Basic: 238,269,015
Fully diluted: 251,209,981
Weighted average – basic: 238,228,411
Weighted average – fully diluted: 251,169,377

Noranda's Long-term Debt Credit Ratings as at December 31, 2001

Moody's Investors Service: Baa2
Standard and Poor's: BBB–
Dominion Bond Rating Service: BBB (high)

Transfer Agent and Registrar

CIBC Mellon Trust Company – Montreal, Toronto
Mellon Investor Services LLC – New York

Shareholder Inquiries

Inquiries regarding dividend cheques, share certificates, stock transfers, etc., please contact:
CIBC Mellon Trust Company
Phone: 1-800-387-0825 (toll-free in North America) or (416) 643-5500
Fax: (416) 643-5501
inquiries@cibcmellon.com

Dividend Reinvestment Plan

Noranda Inc. common shareholders resident in Canada may purchase additional common shares by reinvesting their cash dividends. To do so, a form of election may be obtained by contacting:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Phone: 1-800-387-0825 (toll-free in North America) or (416) 643-5500
Fax: (416) 643-5501

Annual Meeting

Noranda Inc.'s annual meeting of common shareholders will be held on Wednesday, April 24, 2002 at 10:00 a.m. (EDT) at the Design Exchange, Trading Floor, 234 Bay Street, Toronto

Financial Calendar*

Annual meeting of common shareholders and announcement of 2002 first-quarter results, April 24, 2002

Announcement of 2002 second-quarter results, July 25, 2002

Announcement of 2002 third-quarter results, October 24, 2002

**Dates subject to change*

Address

Noranda Inc.
181 Bay Street, Suite 4100
P.O. Box 755, BCE Place
Toronto, Ontario M5J 2T3
Phone: (416) 982-7111
Fax: (416) 982-7423
www.noranda.com

Auditors

Ernst & Young LLP

Noranda Inquiries

Please contact Public Affairs and Communications
Financial information (416) 982-7337
General information (416) 982-7111
News media information (416) 982-7161

For financial information about the following companies, please contact Investor Relations at:
Falconbridge Limited (416) 956-5765
Novicourt Inc. (416) 982-7188

Publications and Mailing Lists

To request publications or to be added to a mailing list, please advise the appropriate company listed below:

Noranda Inc.
(416) 982-7153 (recorded request line) or request@noranda.com

Falconbridge Limited
(416) 956-5708 or corpcomm@falconbridge.com

Novicourt Inc.
(416) 982-7153 (recorded request line) or request@noranda.com

Sustainable Development Report

To receive a copy of Noranda Inc.'s 2001 Sustainable Development Report, please request it through one of the following methods:

- Call the recorded request line (416) 982-7153
- Fax Noranda Inc. Communications (416) 982-7446
- E-mail request@noranda.com

Version française

On peut se procurer la version française du présent rapport en en faisant la demande auprès du service des communications, à l'adresse mentionnée ci-contre.

2001 Common Share Trading Information

	Quarter	Share Price High	Share Price Low	Average Daily Trading Volume
Toronto Stock Exchange	First	Cdn$17.83	Cdn$14.60	663,671
	Second	18.05	15.74	752,889
	Third	16.63	14.25	374,693
	Fourth	15.31	13.50	648,055
New York Stock Exchange[1]	Third	US$10.77	US$ 9.13	4,876
	Fourth	9.62	8.49	7,997

[1] Commenced trading on June 27, 2001

www.noranda.com

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